AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail mquinn@avalonventures.com
Internet: http://www.avalonventures.com

08000735

SUPPL

2008 FEB 13 A 11:05

VIA COURIER

February 12, 2008

Office of International Corporate Finance
US Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C 20549.
USA

Attention: Mr. Michael Coco

Re: Avalon Ventures Ltd. (the "Company") - File No. 82-4427

Dear Mr. Coco:

Please be advised the attached disclosure documents have been filed by the Company in Canada and are being sent to you for filing with the US Securities & Exchange Commission.

1. SEDI (System for Electronic Disclosure by Insiders) Report of Insider Transactions for the period of December 14, 2007- February 12, 2008;
2. ON Form 13-502F1 (Class 1 Reporting Issuers- Participation Fee);
3. ON Form 52-109F1 (Certification of annual filings - CFO & CEO);
4. Notice of meeting and record date;
5. Information Circular dated December 31, 2007;
6. Annual Report 2007 dated December 31, 2007 including the financial statements and M&A for the 12 months ending August 31, 2007;
7. Computershare confirmation of mailing of proxy materials;
8. News releases dated: November 23 and November 27, 2007 and January 8, January 14, and January 31, 2008;
9. Material Change reports dated November 28, 2007 and January 14, 2008

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

10. Financial statements for 3 months ended November 30, 2007;

11. MD&A for the 3 months ending November 30, 2007; and

12. ON Form 52-109F2 (Certification of interim filings - CFO & CEO).

There have been a number of share issuances pursuant to exercise of shares purchase options and warrants, bringing the current shares outstanding to 64,202,248.

I trust the enclosed documentation is satisfactory but should you have any concerns do not hesitate to contact me.

Yours truly

AVALON VENTURES LTD.

Mary Quinn
Corporate Secretary
mq:am
Encls.

Insider Information by Issuer - View Results

2008-02-12 10:16 ET

Issuer name : **Avalon Ventures Ltd (Exact match)**
Date range : **December 14, 2007 - February 12, 2008**

No. 82-4427

Legend: Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Issuer Name: Avalon Ventures Ltd

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Andersen, Robert James					
Insider Relationship: 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2006-12-28	Common Shares		150,000	150,000	
2007-12-19	Common Shares	Andersen & Company Professional Corporation	50,000	50,000	
2007-07-18	Common Shares	Jim Andersen Professional Corporation	376,800	376,800	
2005-10-05	Common Shares	RRSP	150,000	150,000	
2006-06-21	Options (Common Shares)		400,000	400,000	400,000
2007-12-19	Warrants (Common Shares)		0	0	0
2007-12-19	Warrants (Common Shares)	Andersen & Company Professional Corporation	0	0	0

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Bubar, Donald Stephen					
Insider Relationship: 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2007-11-22	Common Shares		1,212,000		
2007-01-30	Options (Common Shares)		1,000,000		-45,750
2007-07-30	Warrants (Common Shares)		0		-7,000
Insider Name: Corman, Francis Dale					
Insider Relationship: 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2007-05-07	Common Shares		340,000		
2007-02-07	Options (Common Shares)		125,000		125,000
2007-12-24	Warrants (Common Shares)		0		0
2007-12-28	Warrants (Common Shares)	Caroline Corman	50,000		50,000
Insider Name: Ferry, Alan					
Insider Relationship: 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2008-02-05	Common Shares		50,000	75,000	
2008-02-05	Common Shares	RRSP	25,000		
2007-08-23	Options (Common Shares)		225,000		225,000
2007-12-03	Warrants (Common Shares)		0		0

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Hu, Xi Hong					
Insider Relationship: 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2007-06-21	Options (Common Shares)		100,000		100,000
Insider Name: London, Ian Murray					
Insider Relationship: 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2007-01-08	Common Shares		2,000		
2007-01-08	Options (Common Shares)		400,000		400,000
Insider Name: MacEachen, Brian					
Insider Relationship: 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2005-08-01	Common Shares		275,000	275,000	
2006-04-20	Common Shares	Charlene MacEachen-Spouse	0	0	
2003-05-23	Common Shares	RRSP	60,000		
2005-11-23	Options (Common Shares)		180,000		180,000
2005-08-01	Warrants (Common Shares)		0	0	0
Insider Name: McCarter, Peter Norman					
Insider Relationship: 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2007-11-29	Common Shares		30,000		

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
2007-11-27	Options (Common Shares)		175,000		0

Insider Name: Mercer, William
Insider Relationship: 5 - Senior Officer of Issuer
Ceased to be Insider: Not Applicable

2007-11-22	Common Shares		10,000	10,000	
2007-06-21	Options (Common Shares)		400,000	400,000	400,000

Insider Name: Monteith, Joseph G.
Insider Relationship: 4 - Director of Issuer
Ceased to be Insider: Not Applicable

2007-12-28	Common Shares		740,000		
2003-05-02	Common Shares	RRSP	30,000		
2005-11-23	Options (Common Shares)		175,000		175,000
2007-12-28	Warrants (Common Shares)		0	0	0

Insider Name: Quinn, Mary Susan
Insider Relationship: 5 - Senior Officer of Issuer
Ceased to be Insider: Not Applicable

2007-09-10	Options (Common Shares)		200,000		370,000

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

RECEIVED 2008 FEB 13 A No. 82-4427

Reporting Issuer Name:	**Avalon Ventures Ltd.**
Fiscal year end date used to calculate capitalization:	**August 31, 2007**

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 52,128,123	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 1.43	
Market value of class or series	(i) X (ii) =	(A) 74,543,216
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) NIL

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) NIL
(Repeat for each class or series of securities)		(D) NIL

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	74,543,216

Participation Fee — 3,200

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ______$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule) — 160

Form 52-109F1 ***Certification of Annual Filings***

I, Donald S. Bubar, Chief Executive Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer) for the period ended August 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 28, 2007

(signed) "Donald S. Bubar"
Donald S. Bubar
Chief Executive Officer

Form 52-109F1 ***Certification of Annual Filings***

I, R. James Andersen, Chief Financial Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer) for the period ended August 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 28, 2007

(signed) "R. James Andersen"
R. James Andersen
Chief Financial Officer

No. 82-4427

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 5, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: AVALON VENTURES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification	: 05348K105/CA05348K1057/COMMON
3. CUSIP/Class of Security entitled to vote	: 05348K105/CA05348K1057/COMMON
4. Record Date for Notice	: 31 Dec 2007
5. Record date for Voting	: 31 Dec 2007
6. Beneficial Ownership determination date	: 31 Dec 2007
7. Meeting Date	: 31 Jan 2008
8. Meeting Location	: Toronto Board of Trade, 4th Flr, 1 First Canadian Place Toronto, ON

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

No. 82-4427

RECEIVED

2008 FEB 13 A 11:45

AVALON VENTURES LTD.
130 Adelaide Street West, Suite 1901
Toronto, ON M5H 3P5

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the 2008 Annual General Meeting (the "Meeting") of the shareholders of Avalon Ventures Ltd. (the "Company") will be held in Room A/B, at the Toronto Board of Trade, 1 First Canadian Place, 4th Floor, Toronto, Ontario on Thursday, January 31, 2008 at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended August 31, 2007, together with the report of the auditor thereon;

2. to determine the number of directors and to elect directors;

3. to appoint an auditor for the ensuing year;

4. to consider and, if deemed advisable, to pass (with or without variation), an ordinary resolution in the form set forth in Schedule "A" to the accompanying Information Circular authorizing and approving the amendments to the Company's Stock Option Plan described in the accompanying Information Circular;

5. to ratify, confirm and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Toronto, Ontario this 31st day of December, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Donald S. Bubar"
President and Chief Executive Officer

AVALON VENTURES LTD.
Suite 1901 – 130 Adelaide Street West
Toronto, Ontario
M5H 3P5
Telephone: (416) 364-4938
Fax: (416) 364-5162

INFORMATION CIRCULAR
AS AT AND DATED DECEMBER 31, 2007
(unless otherwise noted)

This Information Circular accompanies the Notice of the 2008 Annual General Meeting of shareholders of Avalon Ventures Ltd. (the "Company") scheduled to be held on January 31, 2008 (the "Meeting"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers, and employees of the Company. The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals' authorization to execute forms of proxy. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company ("Management Appointees"). **A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the Management Appointees.** To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company ("registered shareholders") or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-

administered RRSP's, RRIF's, RESP's and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with securities regulatory policy, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries.

Intermediaries are required to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and **submit it to the Company, c/o Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 fax number: (416) 263-9261**; or

(b) more typically, be given a voting instruction or proxy authorization form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. **A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.**

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the office of the Company at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. **WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS ON ANY BALLOT THAT MAY BE CALLED FOR.** THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS, OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or his attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and

including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy. A Non-Registered Holder may revoke a proxy authorization form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least 7 days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. There are 63,856,748 common shares issued and outstanding at December 31, 2007. The directors have determined that all shareholders of record as of the 31st day of December, 2007 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. **Unless such authority is withheld, Management Appointees intend to vote the shares represented by proxy for the election of the nominees herein listed on any ballot that may be called for.**

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS ON ANY BALLOT THAT MAY BE CALLED FOR.

Management proposes that the number of directors for the Company be determined at six for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and to nominate each of the following persons for election as a director. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At December 31, 2007	Principal Occupation And, If Not At Present An Elected Director, Occupation During The Past Five Years
DONALD S. BUBAR Ontario, Canada President and Chief Executive Officer	February 17, 1995	1,212,000	Consulting Geologist; President of the Company
ALAN FERRY(1) Ontario, Canada	February 24, 2000	75,000	Self-employed businessman since July 2007. Previously employed as Vice President, Metals and Minerals at D&D Securities Company, an investment dealer
F. DALE CORMAN(2) British Columbia, Canada	March 14, 1995	440,000	Mining Company Executive, Engineer
JOSEPH G. MONTEITH(1)(2) Ontario, Canada	February 24, 2000	770,000	Retired Chemical Engineering Technologist
BRIAN D. MacEACHEN(1) Nova Scotia, Canada	November 16, 1998	335,000	Mining Company Executive; Chartered Accountant
PETER McCARTER(2) Ontario, Canada	November 27, 2007	30,000	Retired Executive;since September, 2007; prior thereto Executive Vice-President, Corporate Affairs and Secretary of Aur Resources, Inc., a mining company

(1) Denotes a member of the audit committee.
(2) Denotes a member of the compensation, governance and nominating committee.

No proposed director (including any personal holding company of a proposed director):

(a) is, as at the date of this Information Circular, or has been, within the preceding ten (10) years, a director or executive officer of any company that, while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to a cease trade order that was issued by the Ontario, B.C. and Alberta Securities Commissions for failure to file financial statements;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director;

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

(d) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division, or function of the Company and any other individual performing a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i) each CEO and CFO;

(ii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii) any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at August 31, 2007 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Donald S. Bubar, the Company's CEO, and R. James Andersen, the Company's CFO. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended August 31, 2007.

Summary Compensation Table

Named Executive Officer and Principal Position	Year[1]	Annual Compensation			Long Term Compensation ($)	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ (#)	All Other Compensation ($)
Donald S. Bubar CEO	2007 2006 2005	120,000 85,000 12,500[4]	Nil Nil Nil	54,500[5] 57,500[5] 79,900[5]	550,000 100,000 Nil	Nil Nil Nil
R. James Andersen CFO	2007 2006 2005	36,000 29,000 Nil	Nil Nil Nil	Nil Nil 24,000[6]	Nil 250,000 Nil	Nil Nil Nil

Notes: (1) Ended August 31.
(2) Including $2,000 accrued directors' fees.
(3) Paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services.
(4) Paid or accrued to Forbes Andersen LLP as fees for financial consulting services.
(5) The Company has not granted any Stock Appreciation Rights (SAR's) nor has it granted any Long Term Incentive Plan (LTIP).
(6) No pension plan or retirement benefit plan has been instituted by the Company and none are proposed at this time.

INCENTIVE STOCK OPTIONS

The Company has a Stock Option Plan (the "Plan") in place which currently provides that 6,000,000 common shares are reserved for issuance pursuant to the exercise of options granted under the Plan as described hereunder. At the Meeting, shareholders will be asked to approve amendments to the Plan to, among other things, effectively convert it to a "rolling" plan as described under "Particulars of Matters to be Acted Upon" – Amendment to the Stock Option Plan.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth all incentive stock options ("Options") granted during the most recently completed financial year to the Named Executive Officers.

Named Executive Officer	Securities Under Options Granted (#)	% Of Total Options Granted To Employees In Financial Year	Exercise Price ($/Security)	Market Value Of Securities Underlying Options On The Date Of Grant ($/Security)	Expiration Date
Donald S. Bubar	300,000	17	0.80	0.80	October 17, 2011
Donald S. Bubar	250,000	14	1.20	1.20	January 30, 2012

AGGREGATED OPTION EXERCISES

The following table sets forth details of all exercised Options during the most recently completed financial year by the Named Executive Officers and the value of unexercised in-the-money Options on an aggregated basis.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Named Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options at Financial Year End ($)(2) Exercisable/ Unexercisable
Donald S. Bubar	550,000	406,500	750,000/250,000	1,119,750/202,500
R. James Andersen	Nil	Nil	400,000/Nil	539,250/Nil

Notes:
(1) Calculated as being the closing market price of the common shares of the Corporation on the TSX Venture Exchange ("TSX-V") on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.
(2) Calculated as being the closing market price of the common shares of the Corporation on the TSX-V as at August 31, 2007, being $2.01 less the per share exercise price of the relevant options times the number of shares involved.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Under an Employment Agreement dated April 1, 2006, the Company employs Donald S. Bubar as the Company's President and Chief Executive Officer at an annual salary of $120,000 based on Mr. Bubar devoting a minimum of 10 days per month to the Company's affairs. The Employment Agreement is for a three year term, automatically renewable for 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew. The Company reimburses Mr. Bubar for all traveling and

other out-of-pocket expenses incurred in connection with the performance of his duties as President and Chief Executive Officer. The Employment Agreement also provides that if Mr. Bubar's employment is terminated by the Company without cause, or by Mr. Bubar within six months of a change of control of the Company, the Company will pay to Mr. Bubar, immediately on termination, a lump sum in cash equal to:

(a) the amount that the Company would have been required to pay to Mr. Bubar for the six month period following termination, in the case of termination by the Company, or the balance of the term of the Employment Agreement, in the case of termination by Mr. Bubar; and

(b) the amount equal to an additional two months salary for every full or partial year of service to the Company, recognizing that Mr. Bubar's employment originally began on March 1, 1995.

The Employment Agreement provides that a change of control of the Company will be evidenced by the acquisition by any person, or by any person and its affiliates (as such terms are defined in the British Columbia *Business Corporations Act*), and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 20% of the outstanding common shares of the Company.

The Company is also party to a Consulting Agreement dated August 1, 2005 with D.S. Bubar and Associates ("Bubar and Associates"), a firm of consulting geologists which includes Donald S. Bubar, pursuant to which Bubar and Associates agreed to provide mineral exploration and geological consulting services to the Company for a term of three years, automatically renewable for 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew, in consideration of a daily fee of $500 plus applicable goods and services tax. Bubar and Associates provides services to the Company at the rate of a minimum of 6 days and a maximum of 10 days per month. The Company has also agreed to reimburse Bubar and Associates for all traveling and other out-of-pocket expenses, without duplication, incurred in connection with the provision of the consulting services and for other technical support services provided such as drafting and data processing. The Consulting Agreement can be terminated by either Bubar and Associates or the Company on 60 days notice.

COMPENSATION OF DIRECTORS

The Directors (and former Director) of the Company (except for Donald S. Bubar) received the following directors' fees during the financial year ended August 31, 2007:

Name of Director	Compensation Received
F. Dale Corman	$3,500
Joseph Monteith	$3,500
Brian D. MacEachen	$4,000
Alan Ferry	$4,000
Lawrence Page, Q.C.	$1,500

Each of the Corporation's directors, except for Donald S. Bubar, now receives a fee of $8,000 per year payable in quarterly instalments of $2,000 for serving as a director of the Corporation. The Chairman of the Board and the Chairman of the Audit Committee receives additional remuneration of $500 per quarter. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings.

The directors are indemnified by the Corporation against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Corporation, subject to the limitations in respect thereof contained in the *British Columbia Business Corporations Act*.

Directors are also eligible to be granted stock options under the Option Plan and, Alan Ferry was granted 50,000 options during the most recently completed financial year. The Compensation Committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2007 with respect to equity securities, in particular, common shares, issuable by the Corporation pursuant to the Option Plan, which is the only equity compensation plan of the Corporation:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,900,000	$0.91	675,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,900,000	$0.91	675,000

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies established in accordance with National Instrument 58-201 – *Corporate Governance Guidelines* with respect to corporate governance in the same manner as issuers listed on the Toronto Stock Exchange. This disclosure must be made in accordance with National Instrument 58-101 – *Disclosure of Corporate Governance Practices*. The Company's approach to corporate

governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value. The Company's Statement of Corporate Governance Practices is set out in Schedule "B" to this Information Circular.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company is comprised of Brian D. MacEachen, Alan Ferry, and Joseph Monteith, all of whom are considered to be financially literate and are independent in accordance with applicable securities regulations. The education and experience of each member relevant to the performance of such member's responsibilities as an audit committee member, are as follows:

Brian D. MacEachen is a Chartered Accountant who is currently a CFO for a public company involved in the mineral exploration business. He has extensive experience in the preparation, review, interpretation and auditing of financial statements for mining companies such as the Company.

Alan Ferry is a self-employed businessman and a Chartered Financial Analyst with specific expertise in mining companies. He was a former employee of a financial institution involved with financing public companies involved in mining, and as a financial analyst, has extensive experience in analyzing the financial statements of public companies.

Joseph Monteith is a businessman who has managed a number of private companies involved in manufacturing businesses. Understanding financial statements and cash flows is a necessary pre-requisite to managing a successful business enterprise, such as Monteco Holdings Ltd., a private company founded and chaired by Mr. Monteith, that owns six private industrial companies collectively employing over 100 people.

The Audit Committee provides review and oversight of the Company's accounting and financial reporting process, and the audit process, including the selection, oversight, and compensation of the Company's external auditor. The Audit Committee meets with the Corporation's CEO, Chief Financial Officer ("CFO") and financial management personnel and/or its independent auditors at least four times a year to review and assist, as part of its Terms of Reference, the Board in its oversight responsibilities relating to, among other matters, the quality and integrity of the Corporation's financial statements and MD&A, the accounting and financial reporting principles and procedures of the Corporation and the adequacy of the Corporation's systems of internal accounting control. The Audit Committee meets with the Corporation's independent auditors at least annually without the presence of management and as well communicates directly with such auditors as circumstances warrant. The Audit Committee reviews, among other things, the Corporation's financial reporting practices and procedures, the Corporation's annual and quarterly financial statements and MD&A prior to their issuance to shareholders and filing with regulatory agencies, actual and prospective changes in significant accounting policies and their effect, the planned scope of examinations by the Corporation's independent auditors and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors. It also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the Corporation's annual meeting and approves the remuneration of such auditors.

The Charter of the Audit Committee is set out in Schedule "C" attached hereto.

Audit Fees

For the year ended August 31, 2007, the Company's external auditor charged the Company $16,500 plus GST in audit fees ($13,200 plus GST for the year ended August 31, 2006). These were the only fees charged by the Company's external auditors.

APPOINTMENT OF AUDITOR

It has been proposed that Bolton & Bolton, Chartered Accountants, be re-appointed as Auditor of the Company for the ensuing year. Bolton & Bolton, Chartered Accountants, was first appointed auditor of the Company on August 11, 2005.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

At the Meeting, the shareholders will be asked to approve an amendment to the Company's Stock Option Plan (the "Plan") which will, among other amendments, change the maximum number of options which may be outstanding under the Plan to a fixed 10% of the Company's issued and outstanding common shares.

The purpose of the Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company or its subsidiaries with an opportunity to purchase common shares and to benefit from any appreciation in the value thereof. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The current Plan provides that the aggregate number of shares reserved for issuance under it will not exceed 6,000,000 common shares. This total includes stock options currently outstanding plus any stock options exercised since the plan was approved. The proposed amendment to the Plan provides that the aggregate number of common shares reserved for issuance under the Plan, together with any stock options which were granted otherwise than under the Plan and which are outstanding, will represent a maximum of 10% of the number of outstanding issued common shares of the Company at any time, but does not include stock options exercised. This is referred to as a "rolling" plan.

If the amendment to the Plan is approved as proposed, as of the date of this Information Circular, the Company would be authorized to grant stock options to purchase up to 6,385,674 common shares based on a maximum 10% of the Company's issued capital of 63,856,748 common shares. There are currently options outstanding to purchase up to 3,925,000 common shares which were granted under the Plan. Additionally, there was an aggregate of 1,625,000 shares subject to stock options exercised since the Plan was approved on January 24, 2006, leaving just 450,000 shares reserved for future issuance under the current Plan. The Amended Plan further provides that any common shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan. The Amended Plan also contains provisions for the Company to grant stock appreciation rights to option holders.

Options granted under the Plan entitle the purchase of common shares at a price and for the length of time determined by the Board of Directors; provided that the price shall not be lower than the market price of the shares on the stock exchange upon which the Company's shares are listed on the day prior to or the day of the grant and the expiry date shall be no more than 10 years after the date of the grant, respectively.

In accordance with the terms of the Plan and the policies of the TSX Venture Exchange (the "Exchange"), the proposed amendment to the Plan is subject to the approval of the Exchange and the approval of the Company's shareholders. Under the policies of the Exchange, shareholder approval must be given at each Annual General Meeting for a "rolling" plan. Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution in the form set out in Schedule "A" to this Information Circular. Furthermore, under the policies of the Exchange, shareholder approval must be given by "disinterested shareholder vote" (being a

majority of votes cast at the Meeting other than votes attaching to securities beneficially owned by insiders of the Company to whom shares may be issued pursuant to grants of options, and associates of such persons), because grants of stock options under the Plan, together with existing stock options, could result in:

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the outstanding issued common shares of the Company; or

(b) the issuance to insiders of the Company, within a 12 month period, of a number of shares exceeding 10% of the outstanding issued common shares of the Company; or

(c) the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the outstanding common shares of the Company.

The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. The term "associates" is also defined in the *Securities Act* (British Columbia).

At the meeting, shareholders will be asked to approve the amendment to the Plan by disinterested shareholder vote. To the knowledge of the Company, 3,600,800 shares of the Company are beneficially owned by insiders of the Company (and their associates) and may not be voted for purposes of approving the amendment to the Plan.

If shareholder approval of the proposed amendment to the Plan or a modified version thereof is not obtained, the Company will not proceed to implement the amendment to the Plan.

The Plan as amended will be available for inspection at the Meeting and a copy of it may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Phone: (416) 364-4938, Fax: (905) 364-5162. The directors recommend that the shareholders approve the proposed amendment to the Plan.

Option Plan Amendment Provisions

The Option Plan currently has a general amendment provision allowing the Board to make changes or amendments to the Option Plan that are "housekeeping" in nature or are required to maintain the Option Plan's compliance with the requirements of the applicable regulatory authorities, in particular, the requirements of the Toronto Stock Exchange (the "TSX"). Effective January 1, 2005, the TSX introduced new rules regarding the procedure for amending security based compensation arrangements such as stock option plans and, on June 6, 2006, issued a Staff Notice stipulating that effective June 30, 2007, TSX listed issuers will no longer be permitted to rely on pre-existing general amendment provisions in such arrangements. As a result of the foregoing, unless an issuer incorporates and has shareholders approve a detailed amendment provision in such arrangements, all future amendments to such arrangements (no matter how immaterial) would require specific shareholder approval. Accordingly, the Corporation proposes to revise the amendment provisions of its Option Plan in accordance with the TSX Staff Notice to more clearly specify the type of amendments that will require shareholder approval.

In particular, the Corporation proposes to add to the Option Plan a provision which sets out certain specific matters with respect to which the Board cannot make amendments to the Option Plan without the approval of shareholders. These matters are:

- an increase in the maximum number of shares issuable under the Option Plan or a change from a fixed maximum number of shares to a fixed maximum percentage of issued and outstanding shares;

- a reduction in the exercise price of outstanding options held by an insider, including a cancellation of outstanding options for the purpose of reissuance of such options to the same optionee at a lower exercise price;

- an extension of the expiry date of an option held by an insider;

- any change to the eligible participants in the Option Plan which would have the potential of broadening or increasing insider participation;

- the addition of any form of financial assistance or any amendment to the existing financial assistance provisions of the Option Plan which would be more favourable to participants then the existing Option Plan provisions;

- the addition of a cashless exercise feature which provides for the payment in cash or securities on exercise of options which does not provide for a deduction of the number of shares reserved for issuance pursuant to the Option Plan equal to the number of shares that would otherwise have been issuable upon the exercise of the relevant option; and

- the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

In addition to the foregoing, the TSX retains the discretion to require that shareholder approval be obtained for any amendment which may lead to significant or unreasonable dilution in an issuer's outstanding securities, or which may provide additional benefits to eligible participants, especially insiders, at the expense of the issuer and its existing security holders (as TSX staff considers these types of amendments as fundamental changes to a stock option plan).

Subject to the foregoing, the existing general amendment provisions of the Option Plan will reflect the Board's continued ability to make all other amendments to the Option Plan, including, but are not limited to, with respect to the following matters:

- "housekeeping" and administrative or technical changes or changes designed to comply with the applicable laws or regulatory requirements or tax provisions;

- corrections of any ambiguity, defective provision, error or omission in the provisions of the Option Plan;

- the terms, conditions and/or mechanics of the granting, vesting, exercising and early expiry or termination of options; and

- changes to the expiry or termination provisions of options which do not entail an extension beyond the original expiry date of such options

Expiry Dates during Blackout Periods

Pursuant to the Corporation's Insider Trading Policy, there are a number of periods each year during which directors, officers and certain employees of the Corporation are precluded from trading in the Corporation's securities. These periods are referred to as "blackout periods". Examples of blackout periods include where an optionee is subject to trading restrictions imposed by the Corporation under its trading "windows" policy, (i.e., after the end of a financial quarter and before the Corporation has issued its financial results for such quarter and, if applicable, year to date, typically being a period of between five and six weeks) or such period of time where the optionee is in possession of undisclosed material information (as defined under applicable securities law). As a result, currently, if an option expiration date falls within a blackout period, an optionee must exercise the option to avoid its expiry, but cannot then trade the underlying security. This may give rise to adverse tax consequences for the optionee.

The June 6, 2006 Staff Notice issued by the TSX recognized that blackout periods imposed by issuers are an example of good corporate governance and that TSX limitations on extensions of option terms were not intended to penalize persons who, under an issuer's trading policies and governance practices, are prohibited from exercising options during blackout periods. As a result, the TSX has provided that issuers may amend their stock option plans to provide a conditional extension to an option expiration date that occurs during or immediately after a blackout period. Such extension would be permitted for a limited number of days after the end of the blackout period.

Accordingly, shareholders are being asked to approve an amendment to the Option Plan to provide that, if the expiry date of an option occurs during a blackout period or within the 10 business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date which is 10 business days after the last day of the blackout period.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Phone: (416) 364-4938, Fax: (416) 364-5162:

(a) the comparative financial statements of the Company for the financial year ended August 31, 2007 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2007 and related Management Discussion and Analysis;

(b) the Amended Stock Option Plan; and

(c) this Information Circular.

DIRECTORS' APPROVAL

The Board of Directors of the Company has approved the contents of this Information Circular and the mailing of it to shareholders of record on December 31st, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF AVALON VENTURES LTD.

"Donald S. Bubar"

Donald S. Bubar
President

SCHEDULE "A" TO INFORMATION CIRCULAR

"RESOLVED THAT the amended Stock Option Plan – 2008 (the "Option Plan") of Avalon Ventures Ltd. (the "Company") dated as of January 31, 2008, in the form presented to the Meeting, is hereby authorized and approved and any officer or director of the Company is hereby authorized and directed, on behalf of the Company, to execute and deliver all documents and do all such acts and things as may be necessary or desirable to give effect to this resolution."

SCHEDULE "B" TO INFORMATION CIRCULAR

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

General

National Policy 58-201 – *Corporate Governance Guidelines* establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 – *Disclosure of Corporate Governance Practices*, hereby discloses its corporate governance practices.

Disclosure Requirements	Comments
Disclose the identity of directors who are independent.	• Alan Ferry • F. Dale Corman • Brian D MacEachen • Joseph Monteith • Peter McCarter For more information about each director, please refer to the section entitled "Election of Directors" on page 4 of this Information Circular.
Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald S. Bubar, the President and Chief Executive Officer of the Company, is considered not independent by virtue of his position with the Company. For more information about each director, please refer to the section entitled "Election of Directors" on page 4 of this Information Circular.
Disclose whether or not a majority of directors are independent.	The Board is composed of six directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that five of the directors are independent. The remaining director is the President and Chief Executive Officer of the Company.
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	List directors and held directorships • Donald S. Bubar – n/a • Alan Ferry – Guyana Goldfields Inc., Inter-Rock Minerals Inc., Macusani Yellowcake Inc. • F. Dale Corman – Western Copper Corporation, Radiant Resources Inc. • Brian D MacEachen – Ucore Uranium Inc. • Joseph Monteith – n/a • Peter McCarter - Thundermin Resources Inc., Compressario Corp.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year end.	The Board meets without management present (and therefore without the presence of non-independent directors) at the end of every Board meeting under the chairmanship of Mr. Ferry. The number of such meetings held since January 1, 2007 is 5.
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.	Mr. Ferry is the Chairman of the Board and is an independent director. The Chairman has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively. The Chairman acts as a liaison between the Board and the President and Chief Executive Officer and chairs Board meetings.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	• Alan Ferry – 5 Board meetings • F. Dale Corman – 3 Board meetings • Brian D MacEachen – 5 Board meetings • Joseph Monteith – 5 Board meetings • Donald S. Bubar – 5 Board meetings • Peter McCarter – 1 Board meeting (Mr. McCarter was appointed a director on November 27, 2007)
Disclose the text of the board's written mandate.	Please refer to Schedule "D" attached to this Information Circular.
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.	The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines: • Chair of the Board; • Chair of the Audit Committee; • Chair of the Compensation, Governance and Nominating Committee
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the President and Chief Executive Officer have developed a written position description for the President and Chief Executive Officer, and the Board has adopted such position descriptions.
Briefly describe what measure the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	There is currently no formal orientation program in place for new Board members. The Board as a whole and the Company informally provide such orientation and education as required, and provide copies of corporate policies and the Corporation's strategic plan. In light of the Company's size, the Board believes this approach is practical and effective.
Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain	There is currently no formal continuing education program in place. Each director is responsible for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director, and Board members are entitled, at the Company's expense, to attend seminars they determine

the skill and knowledge necessary to meet their obligations as directors.	necessary to keep them up-to-date with current issues relevant to their service as directors of the Company. From time to time, outside consultants have attended Board meetings and made presentations on current issues and, in particular, matters relating to the Company's work programs.
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code, (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Board has adopted a written code of conduct for its directors, officers and employees and an affirmation of the code is signed annually by each director, officer and employee. (i) a copy of the Company's code of conduct referred to above can be obtained by written request to the Company's Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario M5H 3P5 (ii) The Board monitors compliance with its code by requiring that each director, officer and employee annually affirm, in writing, that he/she has read and understood the code of conduct and has agreed to abide by it in all aspects. (iii) None.
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Management, with the support of the Board, has put structures in place to ensure effective communication between the Company and its shareholders and the public. The Company provides disclosure as required by law. The Board manages the business of the Company on behalf of the shareholders and is responsible for, among other things, strategic planning and management of the Company's principal risks. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board. In addition to those matters, which must by law be approved by the Board, the approval of the Board is required for major transactions or expenditures.

Describe the process by which the board identifies new candidates for board nomination.	The Board's Compensation, Governance and Nominating Committee is responsible for recommending candidates for nomination to the Board, and governing the desirable characteristics for directors. In making such recommendations, the Governance and Nominating Committee considers: (a) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (b) the competencies and skills that the Board considers each existing director to possess; and (c) the competencies and skills each new nominee will bring to the boardroom.
Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The Board has a Compensation, Governance and Nominating Committee composed of three directors, each of whom is independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Compensation, Governance and Nominating Committee (the "Committee") is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place. The Committee meets as often as is necessary to carry out its responsibilities. The Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.
Describe the process by which the board determines compensation for the issuer's directors and officers.	The Board's Compensation, Governance and Nominating Committee is responsible for reviewing the compensation of the Company's directors and officers and making recommendations to the Board with respect thereto.
Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Board has a Compensation, Governance and Nominating Committee composed of three directors, all of whom are independent (Messrs. McCarter, Corman, and Monteith).
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation, Governance and Nominating Committee reviews compensation levels for all officers and in particular compensation levels for potential new officers as management composition expands (the "Committee"). The Committee is responsible for, among other things, developing or approving performance indicators and corporate objectives which the President and Chief Executive Officer is responsible for meeting, determining or recommending to the Board the compensation of the President and Chief Executive Officer, and reviewing the adequacy and form of compensation of the Board and members of the Board committees in light of the responsibilities and risks involved in being a director, in the

	case of the Board, and a chairman, in the case of Board committees. The Committee meets as often as is necessary to carry out its responsibilities. The Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not applicable.
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has a Compensation, Governance and Nominating Committee. The governance responsibilities in such Committee's mandate include: • to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company's particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines. • to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company's information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements. • to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly. • to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual	There is currently no formal assessment procedure in place. Consistent with the Company's strategic plan, the Board, as a whole, intends to consider the development of an assessment program to evaluate the effectiveness of individual directors, Board committees and the Board as a whole.

directors are performing effectively.	
The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.	The Board has an Audit Committee composed of three directors, each of whom is independent. (Messrs. MacEachen, Ferry and Monteith) For more information, please refer to Schedule "C" to the Information Circular- "Audit Committee Charter".

SCHEDULE "C" TO INFORMATION CIRCULAR

CHARTER OF THE AUDIT COMMITTEE

Purpose

The Audit Committee (the "Committee") of Avalon Ventures Ltd. (the "Company") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities to the Company. In so doing, the Committee provides an avenue of communication among the independent auditors of the Company (the "Auditors"), management, and the Board. The Committee's primary duties and responsibilities are to gain reasonable assurance of the following:

- that the Company complies with the applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure ("Applicable Law");
- that management of the Company has assessed areas of potential significant financial risk to the Company and taken appropriate measures;
- the independence and satisfactory performance of duties by the Auditors;
- that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the Company's financial statements are the most appropriate in the prevailing circumstances;
- that the Company's quarterly and annual financial statements present fairly the Company's financial position and performance in accordance with generally accepted accounting principles; and
- that appropriate information concerning the financial position and performance of the Company is disseminated to the public in a timely manner.

Composition

The Committee shall be comprised of three or more directors of the Company ("Directors") as determined by the Board from time to time, each of whom must be independent[1]. All members of the Committee shall be financially literate[2]. The Committee members shall be appointed by the Board.

Chair

The Board, upon recommendation of the Committee, will appoint the Chair of the Committee (the "Chair") annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair's successor is appointed.

Reliance on Experts

---

1 A committee member is considered an **independent director** if he or she has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of such individual's independent judgment as more particularly set out in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Determination as to whether a particular Director satisfies the requirements for membership in the Committee shall be made by the Board.

2 An individual is **financially literate** if he/she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements as set out in MI 52-110.

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. In so doing, each member of the Committee shall be entitled to rely in good faith upon:

(a) financial statements of the Company represented to him or her by an officer of the Company or in a written report of the Auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

(b) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

For the purpose of performing their duties, the members of the Committee shall have the right to inspect all books, records and accounts and any other matters relating to the financial position of the Company, and to communicate directly with the Auditors, the internal financial management of the Company, and/or Company counsel.

Remuneration of Committee Members

No member of the Committee may earn fees from the Company (or any of its subsidiaries) other than directors' fees (which fees may include cash, options or other consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings & Operating Procedures

- The Committee shall meet at least four times annually, or more frequently as circumstances dictate.
- A quorum shall be a majority of the members.
- Meetings of the Committee shall take place in person or by telephone and shall be called by the Chair. Meetings may also be called by any other member of the Committee, or by the chair of the Board, the Chief Executive Officer, or the Chief Financial Officer of the Company or by the Auditors. Unless otherwise specified by the Chair, the Secretary or the Assistant Secretary of the Company shall act a secretary of the Committee and shall provide the chair of the Board and each member of the Committee with notice of the meetings of the Committee and each shall be entitled to attend such meetings. The Chair or the Committee may require any officer or employee of the Company (or any subsidiary thereof) to attend a Committee meeting and, further, may invite any such other individuals to attend a Committee meeting as deemed appropriate or advisable.
- In the absence of the Chair of the Committee, the members shall appoint an acting Chair.
- A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Company in a timely fashion.
- The Chair (or other appropriate person) shall prepare and/or approve an agenda in advance of each meeting.
- The Committee, in consultation with management and the Auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company's financial policies and disclosures.
- The Committee shall communicate its expectations to management and the Auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the Auditors in advance of meeting dates.

- The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

- The Committee expects that, in discharging their responsibilities to the Company, the Auditors shall be accountable to the Board through the Committee. The Auditors shall report all material issues or potentially material issues to the Committee.

Responsibilities and Duties

Review Procedures

- Review the Company's annual audited financial statements and quarterly unaudited financial statements and the accompanying Management Discussion and Analysis prior to filing or distribution, and report its findings for approval to the Board. Review should include discussion with management, and where appropriate, the Auditors in respect of significant issues regarding accounting principles, practices and judgments.

- Review news releases and reports to shareholders, prior to distribution, that are to be issued by the Company with respect to the Company's annual and quarterly financial statements and, if appropriate, recommend approval of same to the Board.

- Ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the disclosure stated above, and periodically assess the adequacy of those procedures.

- In consultation with management and the Auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the Auditors together with management's responses.

- Review with management and the Auditors the management certifications of the financial statements as required under Applicable Law.

- Review with management and the Auditors the appropriateness of the Company's accounting policies, disclosures, reserves, key estimates and judgments, including changes or alternatives thereto and to obtain reasonable assurance that they are in compliance with GAAP, and report thereon to the Board.

- Review the following with management with the objective of obtaining reasonable assurance that financial risk is being effectively managed and controlled:

  i) management's tolerance for financial risks;

  ii) management's assessment of significant financial risks facing the Company; and

  iii) the Company's policies, plans, processes and any proposed changes to those policies for controlling significant financial risks;

- On at least an annual basis, review any legal or regulatory matters that could have a significant impact on the Company's financial statements, the Company's compliance with Applicable Law, and inquiries received from regulators or governmental agencies. Management shall provide the Committee with copies of correspondence between the Company, the Auditor, and the Company's counsel, relating to any issues respecting the Company's financial statements and/or disclosures being in compliance with Applicable Law.

- Review and reassess the adequacy of this Charter at least annually, submit any changes to the Board for approval and ensure that it is in compliance with Applicable Law.

The Auditors

- The Auditors are ultimately accountable to the Committee and the Board and shall report directly to the Committee. The Committee shall review the independence and performance of the Auditors and annually recommend to the Board the appointment and compensation of the Auditors or approve any discharge of Auditors when circumstances warrant.

- Assume direct responsibility for overseeing the work of the Auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the Auditors regarding financial reporting.

- The Committee shall pre-approve all non-audit services ("Non-Audit Services") to be provided to the Company (or its subsidiaries) by the Auditors. In connection with the foregoing, the Committee:

  i) may delegate to one or more of its members (a "Delegate") the authority to pre-approve Non-Audit Services provided that such pre-approval is presented to the Committee as its first scheduled meeting following such pre-approval;

  ii) shall be considered as having satisfied its pre-approval requirements for Non-Audit Services if it adopts specific policies and procedures for the engagement of Non-Audit Services and: A) such pre-approval policies and procedures are detailed as to the particular service; ii) the Committee is informed of each Non-Audit services and B) the procedures do not include delegation of the Committee's responsibilities to management; and C) shall also be considered as having satisfied its pre-approval requirements for Non-Audit Services if: (X) the aggregate amount of all Non- Audit Services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company (and its subsidiaries) to the Auditors during the fiscal year in which the services are provided; (Y) the Company (or the subsidiary, as the case may be,) did not recognize the relevant Non-audit Services as Non-Audit services at the time of the engagement; and (Z) the relevant Non-Audit Services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit for the relevant fiscal year, by the Committee or by a Delegate.

- On an annual basis, the Committee shall all review and discuss with the Auditors all significant relationships they have with the Company that could impair the Auditors' independence.

- Review the Auditors' audit plan, discuss scope, staffing, locations, reliance upon management and internal audit and general audit approach.

- Prior to releasing the annual audited financial statements, discuss the results of the audit with the Auditors, as well as any matters required to be communicated to audit committee by the Auditors.

- Consider the Auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

- Review the results of independent audits and any change in accounting practices or policies and their impact on the financial statements.

- Where there are unsettled issues raised by Auditors that do not have a material effect on the annual audited financial statements, require that there be a written response identifying a course of action that would lead to their resolution.

Other

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

- Ensure that the Company's annual information form ("AIF") and management information circulars (and any other relevant disclosure documentation) contains the prescribed disclosure regarding the Committee

- The policies and procedures of the Committee should remain flexible in order to enable it to react to changes in circumstances and conditions so as to ensure that the corporate accounting reporting practices of the Company are in accordance with all Applicable Law and current best practices. The purpose and procedures outlined in this Charter are meant to serve as guidelines rather than inflexible rules and the Committee is encouraged to adopt such additional procedure and standards as it deems necessary from time to time to fulfill its responsibilities.

Limitations on Committee's Duties

In contributing to the Committee's discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. Further, while the Committee has the responsibilities and powers set forth in this Charter, the Committee's mandate and function is one of oversight. It is not the duty of the Committee to plan or conduct internal or external audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such functions are the responsibility of financial management of the Company and/or the Auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, amongst the financial management of the Company and the Auditors or to ensure compliance with applicable laws and regulations. Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which he/ or she receives information (ii) the accuracy of the financial and other information provided by such persons or organizations (absent actual knowledge to the contrary, which shall be promptly reported to the Board) and (iii) representations made by management as to all audit and non-audit relationships with and/or services provided by the Auditors.

THE CHAIR OF THE AUDIT COMMITTEE

Position Description of the Chair

The Chair (the "Chair") of the Audit Committee (the "Committee"), is an independent director and is elected by the directors of Avalon Ventures Ltd. (the "Company") annually.

Specific duties of the Chair include:

1. leading the Committee in discharging all duties set out in the Audit Committee Charter and as are delegated to the authority of the Committee by the Board;

2. managing the affairs of the Committee to ensure that the Committee is organized properly and functions effectively;

3. presiding at, and together with the members of the Committee, management, external auditors and advisors, as appropriate, call, schedule and prepare the agenda for each meeting of the Committee;

4. ensuring that the Committee meets in closed sessions with the external auditors, where appropriate;

5. coordinating with the CFO, Corporate Secretary, management and the external auditors to ensure that:

   a) minutes are prepared and distributed on an accurate and timely basis;

   b) documents are delivered to members in sufficient time in advance of Committee meetings for a thorough review;

   c) matters are properly presented for the members' consideration at meetings; and

   d) the members have an appropriate opportunity to question management, employees and the external auditors regarding financial results, internal controls, the collection of financial information and all other matters of importance to the Committee;

6. ensuring that the Committee, following each meeting:

   a) reports to the Board regarding its activities, findings and recommendations; and

   b) makes Committee information available to any director upon request;

7. annually, or more often at the discretion of the Committee, reviewing this Position Description and recommending updates to the Board for their consideration.

APPROVED BY THE BOARD OF DIRECTORS on December 4, 2007.

SCHEDULE "D" TO INFORMATION CIRCULAR

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

i) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

ii) adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

iii) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

iv) succession planning, including appointing, training and monitoring senior management;

v) adopting a communication policy for the Company;

vi) the integrity of the Company's internal control and management information systems; and

vii) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Approved by the Board of Directors the 18th day of July, 2006.

AVALON VENTURES LTD.
130 Adelaide Street West, Suite 1901
Toronto, ON M5H 3P5

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the 2008 Annual General Meeting (the "Meeting") of the shareholders of Avalon Ventures Ltd. (the "Company") will be held in Room A/B, at the Toronto Board of Trade, 1 First Canadian Place, 4th Floor, Toronto, Ontario on Thursday, January 31, 2008 at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended August 31, 2007, together with the report of the auditor thereon;

2. to determine the number of directors and to elect directors;

3. to appoint an auditor for the ensuing year;

4. to consider and, if deemed advisable, to pass (with or without variation), an ordinary resolution in the form set forth in Schedule "A" to the accompanying Information Circular authorizing and approving the amendments to the Company's Stock Option Plan described in the accompanying Information Circular;

5. to ratify, confirm and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Toronto, Ontario this 31st day of December, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Donald S. Bubar"
President and Chief Executive Officer

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

2008 FEB 13 A 11:45

January 14, 2008

To: All Applicable Commissions & Exchanges

No. 82-4427

Dear Sirs:

Subject: Avalon Ventures Ltd.

We confirm that the following material was sent by pre-paid mail on January 9, 2008 to the registered shareholders and non-objecting beneficial owners (NOBO's) of Common shares of the subject Corporation:

- A Notice of Annual General Meeting of Shareholders/Information Circular
- B 2007 Annual Report/ Management Discussion and Analysis/ Audited Consolidated Financial Statements for the Years Ended August 31, 2007 and 2006
- C Form of Proxy – Registered Shareholders
- D Voting Instruction Form – NOBO Shareholders
- E Supplemental Mailing List Return Card
- F Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Yanne Yu"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4173)
Fax: 604.661.9401

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

No. 82-4427

NEWS RELEASE

January 31, 2008 **No. 08-03**

Remaining REE assays from Thor Lake Phase 1 drilling program received
Phase 2 drilling program commences

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that further to its news release of January 8, 2008, it has now received the balance of the assay results from the Phase 1 drilling program on the Lake Zone deposit, on its 100% owned Thor Lake Rare Metals project located near Yellowknife, NWT. The results from the remaining 6 of the 13 completed holes confirm the presence of a laterally-extensive, relatively high grade, sub-zone of Rare Earth Element ("REE") mineralization in the Lake Zone deposit, within a broad mineralized envelope averaging over 100 metres in thickness.

Highlights of the new results tabulated below include sub-intervals of **20m of 2.58% TREO in hole L07-53, 12m of 2.02% TREO in hole L07-54, 26m of 2.12% TREO in hole L07-55, 16.1m of 1.83% TREO in hole L07-56A, 39m of 1.75% TREO in hole L07-63 (including 9m of 2.43% TREO) and 14m of 1.48% TREO in hole L07-64** where TREO is defined as the sum of all 14 REE plus Yttrium, expressed in oxide form. The 100 metre thick mineralized envelope typically averages around 1.0% TREO. The high grade sub-zone forms a gently dipping tabular sheet situated near the base of this envelope and has been traced laterally over distances exceeding 1.2 km. It remains open to the north under Thor Lake, which is the main target area of the Phase 2 drilling program, now underway.

As noted previously, of greater significance is the confirmation of a relatively high proportion of the more valuable heavy rare earth elements Europium through Lutetium ("HREE") in all of these intercepts. The newly announced results continue to indicate that the content of HREO (Heavy Rare Earth Oxides) as a percentage of TREO ranges from 7.9% to 17.3% over the entire mineralized envelope and selected sub-intervals average as high as **31% HREO over 16.1 metres** such as the interval reported above in hole L07-56A. By comparison, most known rare earth deposits are dominated by the light rare earths and typically contain less than 3% HREO. Because of the relatively high value of the HREE (for example, terbium oxide is now offered at $710/kg compared to $3.85/kg for cerium oxide, FOB China basis), a mineral concentrate produced from this rock would likely have a greater unit value and marketability than a typical light rare earth concentrate.

The Phase 2 drilling program has now commenced, with one hole complete as of the date of this release. The drilling is focused on completing as many holes as possible on the lake-covered part of the Lake Zone deposit while winter conditions prevail. A minimum of 5,000 metres of drilling in 30-40 holes is planned for this phase.

Complete assay data are now available for all of the 2007 drill holes and full analytical details of all intervals for all of the REEs and other rare metals received to date are posted on the Company's website along with a drill hole location plan at:www.avalonventures.com/projects/rare/thor_lake.

All drill core was split on site, sampled on 2m intervals and shipped to Acme Laboratories facility in Yellowknife for sample preparation. Analytical standards were prepared from crushed rejects of historical Lake Zone samples, then analysed at five separate laboratories to determine reproducible values. These standards were then routinely inserted into the sample batches to monitor core analyses.Acme then shipped pulverized splits from all the samples its laboratory in Vancouver, BC and also to Activation Laboratories in Ancaster, ON. The results reported to date were produced by Acme and achieved acceptable standard values. All samples are being analysed in both laboratories by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multielement ICP analysis. Details of the factors used to calculate rare earth oxides are posted on the Company website along with complete analytical data. Drilling operations were performed by Peak Drilling Ltd. of Courtenay B.C. under the supervision of J.C. Pedersen, P.Geo. and D.L. Trueman, Ph.D., P.Geo. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. provided overall direction on the project.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on the rare metals and minerals that are in increasing demand for numerous emerging "green" technologies in alternative energy and fuel efficient cars as well as many new electronics and aerospace applications. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding as at the date of this release: 64,041,748. Cash resources: $16.0 million.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar and Dr. Mercer are the Qualified Persons responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Complete REE assay results for the Phase 1 drilling program. New data highlighted in bold.

Drill hole	From (m)	To (m)	Width (m)	TREO+Y (%)	HREO as a % of TREO
DDH L07-52	41.0	154.0	113.0	0.72	17.2%
incl	87.0	103.0	16.0	0.98	11.0%
and	122.0	150.0	28.0	1.34	23.6%
and	138.0	142.0	4.0	3.58	30.9%
DDH L07-53	**7.0**	**155.9**	**148.9**	**1.44**	**11.4%**
incl	**23.0**	**77.0**	**54.0**	**1.14**	**8.0%**
incl	**32.0**	**46.0**	**14.0**	**1.51**	**8.3%**
and	**56.0**	**60.6**	**4.6**	**1.92**	**8.2%**
and	**81.0**	**91.0**	**10.0**	**1.96**	**8.5%**
and	**109.0**	**119.0**	**10.0**	**1.83**	**10.8%**
and	**135.0**	**155.0**	**20.0**	**2.58**	**18.5%**
DDH L07-54	**37.0**	**161.0**	**124.0**	**1.02**	**15.6%**

incl	**40.0**	**74.7**	**34.7**	**1.42**	**7.8%**
and	**79.3**	**87.8**	**8.5**	**1.60**	**18.4%**
and	**141.0**	**153.0**	**12.0**	**2.02**	**28.7%**
DDH L07-55	**15.3**	**144.0**	**128.8**	**1.95**	**10.8%**
incl	**15.3**	**47.0**	**31.8**	**4.64**	**6.0%**
and	**116.0**	**142.0**	**26.0**	**2.12**	**26.1%**
DDH L07-56	**24.4**	**178.1**	**153.7**	**0.93**	**17.3%**
incl	**84.0**	**97.0**	**13.0**	**1.91**	**7.9%**
and	**142.0**	**178.1**	**36.1**	**1.24**	**27.4%**
incl	**162.0**	**178.1**	**16.1**	**1.83**	**31.1%**
DDH L07-57	40.5	183.0	142.5	1.07	7.9%
incl	73.0	97.0	24.0	1.74	4.9%
and	117.6	130.5	12.9	1.37	8.0%
and	145.0	173.0	28.0	1.17	13.6%
DDH L07-58	3.0	117.4	114.4	1.29	7.8%
incl	27.8	33.3	5.5	5.53	7.8%
incl	27.8	65.0	37.3	1.82	7.8%
and	71.4	96.0	24.6	1.36	9.1%
and	108.0	117.4	9.4	2.16	7.1%
DDH L07-59	8.0	120.0	112.0	1.04	17.1%
incl	63.0	80.2	17.2	1.34	13.1%
and	83.6	96.0	12.4	0.99	16.5%
and	98.0	118.0	20.0	2.36	22.2%
incl	108.0	110.0	2.0	3.46	24.8%
DDH L07-60	16.0	109.0	93.0	1.37	14.8%
incl	16.0	31.6	15.6	2.25	7.8%
and	35.2	41.4	6.3	1.23	7.0%
incl	73.0	96.4	23.4	1.90	17.8%
and	79.4	84.0	4.6	2.95	16.6%
DDH L07-61A	47.0	180.2	133.2	0.81	13.6%
incl	47.0	65.7	18.7	1.38	6.1%
and	152.9	174.7	21.8	2.32	19.7%
incl	167.0	174.7	7.7	3.85	25.0%
incl	171.0	173.0	2.0	4.85	23.5%
DDH L07-62	7.5	17.0	9.5	0.73	7.3%
DDH L07-63	**32.0**	**177.0**	**145.0**	**1.38**	**9.7%**
and	**91.0**	**131.8**	**40.8**	**1.43**	**9.1%**
incl	**114.0**	**131.8**	**17.8**	**1.93**	**9.1%**
and	**138.0**	**177.0**	**39.0**	**1.75**	**12.9%**
incl	**166.0**	**175.0**	**9.0**	**2.43**	**16.4%**
DDH L07-64	**56.0**	**173.0**	**117.0**	**0.95**	**13.9%**
incl	**58.0**	**76.0**	**18.0**	**1.24**	**9.0%**
and	**111.0**	**117.0**	**6.0**	**1.62**	**11.1%**
and	**149.0**	**163.0**	**14.0**	**1.48**	**19.4%**

TREO = total rare earth elements, converted to oxides, and including yttrium
HREO = total heavy rare earth element oxides (europium to lutetium, including yttrium)
Widths are drilled widths in metres, which are believed to approximate true widths

Phase 1 Drill Hole Locations

DDH No.	Northing	Easting	Dip (deg)	Az (deg)	Length (m)	Cumulative Metres

L07-52	6886424	416835	-90	n/a	201.3	
L07-53	6886308	416926	-90	n/a	250.1	451.4
L07-54	6886378	417028	-90	n/a	250.1	701.5
L07-55	6886432	417231	-90	n/a	200.4	901.9
L07-56	6886304	417285	-90	n/a	21.4 (Ab)	923.3
L07-56A	6886304	417285	-90	n/a	198.3	1121.6
L07-57	6886213	417506	-90	n/a	33.9 (Ab)	1155.5
L07-57A	6886213	417506	-90	n/a	183.0	1338.5
L07-58	6886417	417532	-90	n/a	161.7	1500.2
L07-59	6886540	417128	-90	n/a	151.0	1651.2
L07-60	6886718	417139	-90	n/a	143.4	1794.6
L07-61	6886424	416835	-60	142	18.3 (Ab)	1812.9
L07-61A	6886424	416835	-60	142	183.0	1995.9
L07-62	6886226	416738	-90	n/a	149.5	2145.4
L07-63	6886209	416516	-90	n/a	183.0	2328.4
L07-64	6886323	416336	-90	n/a	183.0	2511.4

Note: Northing and easting co-ordinates are NAD83 UTM in metres. Ab = abandoned

AVALON VENTURES LTD.
VSE-AVL
130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

January 8, 2008 **No. 08-01**

Assays from Thor Lake Phase 1 drilling confirm presence of high grade Rare Earth Element mineralized zones in Lake Zone deposit

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce initial assay results from the Phase 1 drilling program carried out from August 1 to October 15, 2007 in the Lake Zone deposit on its 100% owned Thor Lake Rare Metals project located near Yellowknife, NWT. The results from 7 of 13 completed holes received to date confirm the presence of several 4 to 23 metre wide intervals of relatively high grade Rare Earth Element ("REE") mineralization, within a broad mineralized envelope averaging over 100 metres in thickness.

Highlights include sub-intervals of **9.4m of 2.16% TREO in hole L07-58, 15.6m of 2.25% TREO and 23.4m of 1.90% TREO in hole L07-60 and 21.8m of 2.32% TREO in hole L07-61A,** where TREO is defined as the sum of all 14 REE plus Yttrium, expressed in oxide form. Individual intercepts averaged as high as **3.59% TREO over 4.0 metres in hole L07-52 and 5.06% TREO over 5.5m in hole L07-58**. The mineralized envelope typically averages around 1.0% TREO (Tables 1 and 2).

Of greater significance is the confirmation of a relatively high proportion of the heavy rare earth elements Europium through Lutetium ("HREE") in all of these intercepts. The content of HREO (Heavy Rare Earth Oxides) as a percentage of TREO ranges from 7.9% to 17.2% over the entire mineralized envelope and selected sub-intervals average as high as **30.9% HREO over 4.0 metres** such as the interval reported above in hole L07-52. By comparison, most known rare earth deposits are dominated by the light rare earths and typically contain less than 3% HREO. The Lake Zone is a very unusual REE deposit for its relatively high content of some of the more scarce and valuable heavy rare earth elements such as Terbium, Europium and Dysprosium compared to other known magmatic REE deposits.

Individual HREE values were as high as **1100 ppm terbium oxide, 210 ppm europium oxide and 1691 ppm dysprosium oxide over widths of 2.0 metres** (Table 3). Bid prices for these oxides as reported for January 3, 2008 by Metal-Pages.com on an FOB China basis are: US$600/kg Tb, US$340/kg Eu and US$92/kg Dy compared to just US$3.60/kg for the more abundant Light REE cerium. These elements are in short supply yet are critical to many new applications in electronics (colour phosphors) and hybrid cars (high intensity magnets). In addition to the HREE, these zones contain high levels of neodymium oxide ($Nd2O3$), a light rare earth element also in high demand for high intensity magnet applications, that is currently quoted at US$29/kg on an FOB China basis. The high grade sub-zones typically contain in excess of 2,000ppm $Nd2O3$. **Two 2.0 metre sub-zones produced assays of 6,083ppm $Nd2O3$ and 8,526 ppm $Nd2O3$, respectively** (Table 3).

The main objectives of the Phase 1 drill program were to begin to delineate higher grade sub-zones of REE mineralization within the Lake Zone deposit and increase confidence in the HREE content of this mineralization through the systematic use of modern analytical methods with appropriate quality control and assurance (QA/QC). These objectives have been achieved, although large areas of the known resource underlying Thor Lake remain to be tested. These areas will be drilled in a minimum 5,000 metre Phase 2 program set to begin within the next 2-3 weeks.

The assay results received to date confirm visual observations that the high grade REE mineralization occurs within a series of alteration zones which form 10-35 metre thick dark-coloured, horizontal to gently-dipping layers within the tabular Lake Zone deposit. The layers with the highest HREE content typically occur near the base of the deposit between vertical depths of 100 and 175 metres. Preliminary petrographic work indicates that the zones containing a high proportion of HREO are characterized by the presence of fergusonite, an yttrium-niobium, tantalum oxide mineral that preferentially concentrates the HREE along with neodymium.These layers are magnetic and also characterized by high contents of visible zircon mineralization. They appear to be laterally extensive over distances of 500-1000 metres but further in-fill drilling will be required to correlate individual intercepts and establish indicated resources.

In addition to the REE mineralization, these zones exhibit strong enrichment in other rare metals notably zirconium, hafnium, gallium, tantalum and niobium as well as minor thorium (Table 4). For example, the 4.0 metre interval in hole L0-52 averages 17,620 ppm zirconium oxide, 388ppm hafnium oxide, 142ppm gallium oxide, 781ppm tantalum oxide 7,128ppm niobium oxide and 864ppm thorium oxide. Hafnium is a rare metal often found with zirconium that is now in increasing demand for new electronics applications in semi-conductors, but with few defined supply sources.

The locations of all the Phase 1 drill holes are listed in Table 1. Complete assay data are now available for drill holes L07-52, 57, 58, 59, 60, 61A and 62. Hole L07-62 was drilled on the southwestern edge of the deposit and produced no REE values of economic interest. Assays are pending for holes L07-53, 54, 55, 56, 63 and 64. These will be reported once all remaining results have been received. Full analytical details of all intervals for all REE and other rare metals received to date are posted on the Company's website along with a drill hole location plan and sections at http://www.avalonventures.com/projects/rare/thor_lake.

The 2007 drilling program was the first such program on the Lake Zone deposit to use modern analytical methods to systematically determine the full suite of rare earth elements. Accordingly, a rigorous QA/QC program was implemented for all of the program samples to ensure high quality data. Analytical standards were prepared from crushed rejects of historical Lake Zone samples, then analysed at five separate laboratories to determine reproducible values. These standards were then routinely inserted into the sample batches to monitor core analyses. All drill core was split on site, bagged on 2m intervals and shipped to Acme Laboratories facility in Yellowknife for sample preparation. Acme then shipped pulverized splits from all the samples its laboratory in Vancouver, BC and also to Activation Laboratories ("Actlabs") in Ancaster, ON.

The results reported to date were produced by Acme and achieved acceptable standard values. Additional assays from Actlabs are not yet available. All samples are being analysed in both laboratories by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multielement ICP analysis. Details of the factors used to calculate rare earth oxides are posted on the Company website along with complete analytical data.

Drilling operations were performed by Peak Drilling Ltd. of Courtenay B.C. under the supervision of J.C. Pedersen, P.Geo. and D.L. Trueman, Ph.D., P.Geo. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. provided overall direction on the project.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on the rare metals and minerals that are in increasing demand for numerous emerging "green" technologies in alternative energy and fuel efficient cars as well as many new electronics and aerospace applications. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 63,856,748. Cash resources: $16.4 million.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar and Dr. Mercer are the Qualified Persons responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Table 1: Drill Hole Locations

DDH No.	Northing	Easting	Dip (deg)	Az (deg)	Length (m)	Cumulative Metres
L07-52	6886424	416835	-90	n/a	201.3	
L07-53	6886308	416926	-90	n/a	250.1	451.4
L07-54	6886378	417028	-90	n/a	250.1	701.5
L07-55	6886432	417231	-90	n/a	200.4	901.9
L07-56	6886304	417285	-90	n/a	21.4 (Ab)	923.3
L07-56A	6886304	417285	-90	n/a	198.3	1121.6
L07-57	6886213	417506	-90	n/a	33.9 (Ab)	1155.5
L07-57A	6886213	417506	-90	n/a	183.0	1338.5
L07-58	6886417	417532	-90	n/a	161.7	1500.2
L07-59	6886540	417128	-90	n/a	151.0	1651.2
L07-60	6886718	417139	-90	n/a	143.4	1794.6
L07-61	6886424	416835	-60	142	18.3 (Ab)	1812.9
L07-61A	6886424	416835	-60	142	183.0	1995.9
L07-62	6886226	416738	-90	n/a	149.5	2145.4
L07-63	6886209	416516	-90	n/a	183.0	2328.4
L07-64	6886323	416336	-90	n/a	183.0	2511.4

Note: Northing and easting co-ordinates are NAD83 UTM in metres. Ab = abandoned

Table 2: Lake Zone Drill Hole TREO Assay Summary

DRILL HOLE		From (m)	To (m)	Width (m)	TREO (%)	HREO as percent of TREO
DDH L07-52	-	**41.0**	**154.0**	**113.0**	**0.72**	**17.2%**
	incl	122.0	150.0	28.0	1.34	23.6%
	and	138.0	142.0	4.0	3.58	30.9%
DDH L07-57	-	**40.5**	**183.0**	**142.5**	**1.07**	**7.9%**
	incl	145.0	173.0	28.0	1.17	13.6%
DDH L07-58	-	**3.0**	**117.4**	**114.4**	**1.27**	**8.0%**
	incl	27.8	33.3	5.5	5.06	8.5%
	and	71.4	96.0	24.6	1.36	9.1%
	and	108.0	117.4	9.4	2.16	7.1%
DDH L07-59	-	**8.0**	**120.0**	**112.0**	**1.04**	**17.1%**
	incl	98.0	118.0	20.0	2.36	22.2%
	and	108.0	110.0	2.0	3.46	24.8%
DDH L07-60	-	**16.0**	**109.0**	**93.0**	**1.37**	**14.8%**
	incl	16.0	31.6	15.6	2.25	7.8%
	and	73.0	96.4	23.4	1.90	17.7%
	and	79.4	84.0	4.6	2.95	16.6%
DDH L07-61A	-	**47.0**	**180.2**	**133.2**	**0.81**	**13.6%**
	incl	152.9	174.7	21.8	2.32	19.7%
	and	167.0	174.7	7.7	3.85	25.0%
	and	171.0	173.0	2.0	4.85	23.5%
DDH L07-62	-	**7.5**	**17.0**	**9.5**	**0.73**	**7.3%**

Notes

TREO = total rare earth elements, converted to oxides, and including yttrium

HREO = total heavy rare earth element oxides (europium to lutetium, including yttrium)

Widths are drilled widths in metres, which are believed to approximate true widths

Table 3: Selected individual TREO values for three high grade sub-intervals: Neodymium (Nd), Europium (Eu), Terbium (Tb), Gadolinium (Gd), Dysprosium (Dy), and Yttrium (Y)

				Element Oxides in ppm					
Drill Hole	from (m)	to (m)	Width(m)	Nd	Tb	Eu	Gd	Dy	Y
DDH L07-59	108.0	110.0	2.0	6,083	1,100	191	1,293	229	4,583
DDH L07-60	79.4	84.0	4.6	5,513	121	111	706	606	2,886
DDH L07-61A	171.0	173.0	2.0	8,526	319	211	1,562	1,691	6,153

Table 4: Examples of values for Gallium (Ga), Hafnium (Hf), Niobium (Nb), Tantalum (Ta), Zirconium (Zr)

				Element Oxides in ppm				
Drill Hole	from (m)	to (m)	Width(m)	Ga	Hf	Nb	Ta	Zr
DDH L07-59	98.0	118.0	20.0	114.5	963.7	6,013	610.0	20,936
DDH L07-60	73.0	96.4	23.4	176.9	443.7	5,017	412.9	19,188
DDH L07-61A	152.9	174.7	21.8	121.3	960.2	6,360	588.3	32,348

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-516
admin@avalonventures.com www.avalonventures.com

NEWS RELEASE

January 14, 2008 **No. 08-02**

Avalon Announces Annual General Meeting

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce that the Annual General Meeting of shareholders of the Company will be held on Thursday, January 31, 2008 at 4:30PM at the Toronto Board of Trade, 1 First Canadian Place, 4th Floor, Toronto, Ontario.

The Notice of Meeting, Information Circular and Proxy were mailed last week to all shareholders of record as at December 31, 2007. However, the Annual Report with audited financial statements and MDA was only mailed to registered shareholders. An electronic copy of the Annual Report may be viewed and downloaded from the Company's website at http://www.avalonventures.com/ resources/Financials/2007_AR.pdf and can also be accessed on SEDAR at www.sedar.com. Anyone wishing to have a hard copy of the annual report mailed to them directly is invited to contact the Company's head office.

Shareholders in the Vancouver area are invited to meet with management during the Vancouver Resource Investment Conference, to be held at the Vancouver Convention and Exhibition Centre, January 20-21. Pre-registration is free at www.goldshow.ca.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals that are in increasing demand for numerous emerging "green" technologies in alternative energy and fuel efficient cars as well as many new electronics and aerospace applications. Avalon currently holds a portfolio of five such projects, including four that are at, or close to, the feasibility stage. Shares Outstanding: 64,041,748. Cash resources: approximately $16.4 million.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL
130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

No. 82-4427

November 23, 2007

No. 07-13

Avalon Announces Closing of Private Placement

Avalon Ventures Ltd. TSX-V: AVL ("Avalon") is pleased to announce the closing of its previously-announced private placement (the "Offering") with the issuance of 7,610,000 units (the "Units") and 2,750,000 flow-through common shares (the "Flow-Through Shares") for gross proceeds of $16,883,000. Following the issuance of the shares under the Offering, Avalon now has 63,244,248 common shares outstanding (72,769,748 on a fully-diluted basis) and cash resources of $16,400,000.

The syndicate for the Offering was led by Research Capital Corporation and also included TD Securities Inc. (the "Agents"). The Offering was priced at $1.55 per Unit and $1.85 per Flow-Through Share. Each Unit consists of one common share and one-half of one common share purchase warrant (each whole warrant entitling the holder to purchase one common share at an exercise price of $2.00 per share for 18 months).

In consideration for their services, the Agents received a cash commission and compensation options to acquire up to 725,000 Units.

The Agents' compensation options, the securities comprising the Units, including any Units issued upon exercise of the Agents' compensation options, as well as any shares issued pursuant to the exercise of the warrants and the Flow-Through Shares are subject to a hold period which ends on March 23, 2008.

Proceeds from the Offering are intended to be used by Avalon to advance its priority exploration and development projects, for working capital and other general corporate purposes. The top priority project is the Thor Lake rare metals project in the Northwest Territories where up to $5 million will be allocated to complete additional drilling and metallurgical studies on the Lake Zone Rare Earth Elements deposit.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. The Company operates with high

standards for environmental protection and community engagement that meet or exceed current industry norms.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo., President, at 416-364-4938.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

NEWS RELEASE

No. 82-4427

November 27, 2007 **No. 07-14**

Avalon Announces New Board Appointment and Grants of Incentive Stock Options

Avalon Ventures Ltd. TSX-V: AVL (the "Company") is pleased to announce the appointment of Mr. Peter McCarter to the Company's Board of Directors.

Mr. McCarter was Executive Vice-President, Corporate Affairs, Secretary and a director of Aur Resources Inc. prior to its acquisition this year by Teck Cominco Limited. Prior to joining Aur Resources in 1989, Mr. McCarter practiced law at the Toronto law firm of Aird & Berlis from 1978-1989, specializing in corporate, securities and resource law. He is a graduate of the University of Toronto (B.A., 1974) and York University (Osgoode Hall) where he obtained his LL.B and M.B.A degrees in 1978. Mr. McCarter is also a director of Thundermin Resources Inc. and has periodically served on several advisory committees to the Ontario Securities Commission.

Mr. McCarter has been granted 175,000 incentive stock options exerciseable at a price of $1.82 per share for a period of five years from the date of grant of the options. The options will vest at the rate of 25% per year. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options. A second director is being granted 50,000 options on the same terms, to replace a similar amount exercised earlier this year prior to their expiry.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 63,244,248. Cash resources: approximately $16.4 million.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3
MATERIAL CHANGE REPORT

No. 82-4427

Item 1 Name and Address of Company

AVALON VENTURES LTD. (the "Issuer")
130 Adelaide Street West, Suite #1901
Toronto, Ontario
M5H 3P5

Tel: 416-364-4938

Item 2 Date of Material Change

November 22, 2007

Item 3 News Release

A News release was issued on November 23, 2007 and disseminated through Marketwire and filed on SEDAR.

Item 4 Summary of Material Change

The Issuer realized $16,883,000 in gross proceeds from the issuance of 2,750,000 flow-through shares and 7,610,000 non-flow-through units on the closing of the previously announced brokered private placement.

Item 5 Full Description of Material Change

See attached News Release

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Donald Bubar, President and Chief Executive Officer, 130 Adelaide Street West, Suite #1901, Toronto, Ontario, M5H 3P5, Telephone: 416-364-4938

Item 9 Date of Report

November 27, 2007

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

No. 82-4427

Avalon Ventures Ltd. (the "Issuer")
130 Adelaide Street West, Suite 1901
Toronto, Ontario M5H 3P5
Telephone: (416) 364-4938

Item 2 Date of Material Change

January 8, 2008

Item 3 News Release

A press release disclosing the material change was issued in Toronto, Ontario on January 8, 2008 and was disseminated through the facilities of Canada Newswire to its full distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4 Summary of Material Change

Receipt of significant assay results from the Phase 1 drilling program on the Lake Zone REE deposit, Thor Lake rare metals project, Northwest Territories, Canada

The Issuer received and announced initial assay results received from seven of thirteen completed holes drilled during the Phase 1 program on the Lake Zone Rare Earth Element (REE) deposit. The results confirmed the presence of several 4 to 23 metre wide intervals of relatively high grade Rare Earth Element ("REE") mineralization, within a broad mineralized envelope averaging over 100 metres in thickness. In particular, the results confirmed that the REE mineralization in the Lake Zone contains a relatively high proportion of the "Heavy" rare earths (Europium through Lutetium, that are much more valuable because of their scarcity in most REE deposits. The 2007 drilling program was the first such program on the Lake Zone deposit to use modern analytical methods to systematically determine the full suite of rare earth elements.

Item 5 Full Description of Material Change

On January 8, 2008, the Issuer announced initial assay results from the Phase 1 drilling program carried out from August 1 to October 15, 2007 in the Lake Zone deposit on its 100% owned Thor Lake Rare Metals project located near Yellowknife, NWT. The results from 7 of 13 completed holes received to date confirm the presence of several 4 to 23 metre wide intervals of relatively high grade Rare Earth Element ("REE") mineralization, within a broad mineralized envelope averaging over 100 metres in thickness.

Highlights included sub-intervals of 9.4m of 2.16% TREO in hole L07-58, 15.6m of 2.25% TREO and 23.4m of 1.90% TREO in hole L07-60 and 21.8m of 2.32% TREO in hole L07-61A, where TREO is defined as the sum of all 14 REE plus Yttrium, expressed in oxide form. Individual intercepts averaged as high as 3.59% TREO over 4.0 metres in hole L07-52 and 5.06% TREO over 5.5m in hole L07-58. The entire mineralized envelope typically averages around 1.0% TREO.

Of greater significance was the confirmation of a relatively high proportion of the heavy rare earth elements Europium through Lutetium ("HREE") in all of these intercepts. The content of HREO (Heavy Rare Earth Oxides) as a percentage of TREO ranges from 7.9% to 17.2% over the entire mineralized envelope and selected sub-intervals average as high as 30.9% HREO over 4.0 metres such as the interval reported above in hole L07-52. By comparison, most known rare earth deposits are dominated by the light rare earths and typically contain less than 3% HREO. The Lake Zone is a very unusual REE deposit for its relatively high content of some of the more scarce and valuable heavy rare earth elements such as Terbium, Europium and Dysprosium compared to other known magmatic REE deposits.

Individual HREE values were as high as 1100 ppm terbium oxide, 210 ppm europium oxide and 1691 ppm dysprosium oxide over widths of 2.0 metres. Bid prices for these oxides as reported for January 3, 2008 by Metal-Pages.com on an FOB China basis are: US$600/kg Tb, US$340/kg Eu and US$92/kg Dy compared to just US$3.60/kg for the more abundant Light REE cerium. These elements are in short supply yet are critical to many new applications in electronics (colour phosphors) and hybrid cars (high intensity magnets). In addition to the HREE, these zones contain high levels of neodymium oxide (Nd2O3), a light rare earth element also in high demand for high intensity magnet applications, that is currently quoted at US$29/kg on an FOB China basis. The high grade sub-zones typically contain in excess of 2,000ppm Nd2O3. Two 2.0 metre sub-zones produced assays of 6,083ppm Nd2O3 and 8,526 ppm Nd2O3, respectively.

The main objectives of the Phase 1 drill program were to begin to delineate higher grade sub-zones of REE mineralization within the Lake Zone deposit and increase confidence in the HREE content of this mineralization through the systematic use of modern analytical methods with appropriate quality control and assurance (QA/QC). These objectives have been achieved, although large areas of the known resource underlying Thor Lake remain to be tested. These areas will be drilled in a minimum 5,000 metre Phase 2 program set to begin within the next 2-3 weeks.

The assay results received to date confirm visual observations that the high grade REE mineralization occurs within a series of alteration zones which form 10-35 metre thick dark-coloured, horizontal to gently-dipping layers within the tabular Lake Zone deposit. The layers with the highest HREE content typically occur near the base of the deposit between vertical depths of 100 and 175 metres. Preliminary petrographic work indicates that the zones containing a high proportion of HREO are characterized by the presence of fergusonite, an yttrium-niobium, tantalum oxide mineral that preferentially concentrates the HREE along with neodymium. These layers are magnetic and also characterized by high contents of visible zircon mineralization. They appear to be laterally extensive over distances of 500-1000 metres but further in-fill drilling will be required to correlate individual intercepts and establish indicated resources.

In addition to the REE mineralization, these zones exhibit strong enrichment in other rare metals notably zirconium, hafnium, gallium, tantalum and niobium as well as minor thorium. For example, the 4.0 metre interval in hole L0-52 averaged 17,620 ppm zirconium oxide, 388ppm hafnium oxide, 142ppm gallium oxide, 781ppm tantalum oxide 7,128ppm niobium oxide and 864ppm thorium oxide. Hafnium is a rare metal often found with zirconium that is now in increasing demand for new electronics applications in semiconductors, but with few defined supply sources.

Complete assay data are now available for drill holes L07-52, 57, 58, 59, 60, 61A and 62. Hole L07-62 was drilled on the southwestern edge of the deposit and produced no REE values of economic interest. Assays are pending for holes L07-53, 54, 55, 56, 63 and 64. These will be reported once all remaining results have been received. Full analytical details of all intervals for all REE and other rare metals received to date are posted on the Issuer's website along with a drill hole location plan and sections at http://www.avalonventures.com/projects/rare/thor_lake.

The 2007 drilling program was the first such program on the Lake Zone deposit to use modern analytical methods to systematically determine the full suite of rare earth elements. Accordingly, a rigorous QA/QC program was implemented for all of the program samples to ensure high quality data. Analytical standards were prepared from crushed rejects of historical Lake Zone samples, then analysed at five separate laboratories to determine reproducible values. These standards were then routinely inserted into the sample batches to monitor core analyses. All drill core was split on site, bagged on 2m intervals and shipped to Acme Laboratories facility in Yellowknife for sample preparation. Acme then shipped pulverized splits from all the samples to its laboratory in Vancouver, BC and also to Activation Laboratories ("Actlabs") in Ancaster, ON.

The results reported to date were produced by Acme and achieved acceptable standard values. Additional assays from Actlabs are not yet available. All samples are being analysed in both laboratories by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multielement ICP analysis. Details of the factors used to calculate rare earth oxides are posted on the Issuer's website along with complete analytical data.

Drilling operations were performed by Peak Drilling Ltd. of Courtenay B.C. under the supervision of J.C. Pedersen, P.Geo. and D.L. Trueman, Ph.D., P.Geo. The Issuer's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. provided overall direction on the project.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President & CEO, (416) 364-4938.

Item 9 Date of Report

January 14, 2008.

No. 82-4427

Financial Statements

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2007

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at November 30, 2007 and August 31, 2007
Unaudited - See Notice to Reader

	November 30, 2007	August 31, 2007
Assets		
Current Assets		
Cash and cash equivalents	$ 16,332,078	$ 1,562,102
Receivables	196,875	174,651
Prepaid expenses	50,126	63,817
	16,579,079	1,800,570
Investments Available for Sale	3,044	3,044
Resource Properties (note 2)	7,967,896	7,255,442
Property, Plant and Equipment	72,263	71,663
	$ 24,622,282	$ 9,130,719
Liabilities		
Current Liabilities		
Accounts payable	$ 463,052	$ 626,635
Shareholders' Equity		
Share Capital (note 3)	41,658,869	26,910,660
Contributed Surplus (note 4)	38,376	38,376
Deficit	(17,528,916)	(18,435,853)
Accumulated Other Comprehensive Loss	(9,099)	(9,099)
	24,159,230	8,504,084
	$ 24,622,282	$ 9,130,719

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Three Months Ended November 30, 2007 and 2006
Unaudited - See Notice to Reader

	2007	2006
Revenue		
Interest income	$ 22,399	$ 18,731
Expenses		
Amortization	5,249	2,885
Consulting fees	1,763	7,200
Directors' fees	9,000	2,500
Insurance	9,788	10,463
Interest and financing costs	7,738	534
Office and general	5,858	3,449
Professional fees	28,000	14,433
Public and investor relations	85,521	58,869
Rent and utilities	25,959	4,738
Salaries and benefits	108,600	66,261
Shareholders' information	-	4,433
Stock-based compensation	142,685	217,910
Transfer and filing fees	4,578	2,661
Travel	54,223	12,773
	488,962	409,109
Loss before Income Taxes	(466,563)	(390,378)
Future Income Tax Recoveries (note 5)	1,373,500	-
Net Income (Loss) for the Period	906,937	(390,378)
Deficit - Beginning of Period	(18,435,853)	(17,532,834)
Deficit - End of Period	$ (17,528,916)	$ (17,923,212)
Income (Loss) per Share, basic and fully diluted	$ 0.02	$ (0.01)
Weighted Average Number of Common Shares Outstanding, basic and fully diluted	53,528,703	48,359,048

Avalon Ventures Ltd.

Statements of Comprehensive Income (Loss)
For the Three Months Ended November 30, 2007 and 2006
Unaudited - See Notice to Reader

	2007	2006
Net Income (Loss) for the Period	$ 906,937	$ (390,378)
Other Comprehensive Income	-	-
Comprehensive Income (Loss) for the Period	$ 906,937	$ (390,378)

Avalon Ventures Ltd.

Cash Flow Statements
For the Three Months Ended November 30, 2007 and 2006
Unaudited - See Notice to Reader

	2007	2006
Cash Flows from Operating Activities		
Cash paid to suppliers and employees	$ (177,800)	$ (174,207)
Interest received	22,399	18,731
	(155,401)	(155,476)
Cash Flows from Financing Activities		
Share capital - private placement	15,527,155	-
Share capital - exercise of warrants	355,869	343,145
Share capital - exercise of options	96,000	114,000
	15,979,024	457,145
Cash Flows from Investing Activities		
Resource property expenditures	(1,047,798)	(297,639)
Purchase of property, plant and equipment	(5,849)	-
	(1,053,647)	(297,639)
Change in cash and cash equivalents	14,769,976	4,030
Cash and cash equivalents - beginning of period	1,562,102	2,023,139
Cash and cash equivalents - end of period	$ 16,332,078	$ 2,027,169

Non-Cash Financing and Investing Activities		
Agents' Compensation Options issued for commissions on private placement	$ 425,720	$ -

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements except for the changes made to adopt to the new accounting standards as described in the following paragraph. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2007 annual report.

a) New Accounting Policy

On September 1, 2007 the Company adopted the new recommendations of the CICA's Handbook Section 1506, "Accounting Changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financials statements providing reliable and more relevant information, require changes in accounting policy to be applied retrospectively unless doing so is impracticable, require prior period errors to be corrected retrospectively and require enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but are not yet effective.

The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes, and the required additional disclosure on Recent Accounting Pronouncements is disclosed in Note 7.

b) Comparative Figures

The carrying value of the Company's stock options was previously included as a component of contributed surplus, and has now been reclassified and included as a component of share capital.

2. Resource Properties

	November 30, 2007							
	Separation Rapids Lithium-Tantalum Project	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	East Kemptville Rare Metals Project	Other	Total
Acquisition costs	$ 1,154	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,154
Diamond drilling	-	-	516,124	-	-	-	-	516,124
Environmental studies/permitting	-	-	18,751	-	-	-	-	18,751
Feasibility/engineering studies	2,057	-	-	-	-	-	-	2,057
Geochemical	-	-	-	-	-	7,972	-	7,972
Geology	3,351	-	57,344	-	2,700	22,475	-	85,870
Geophysical	-	-	6,218	-	-	-	-	6,218
Metallurgical/market studies	17,165	54,791	-	-	-	-	-	71,956
Other	-	-	1,850	-	-	502	-	2,352
Current expenditures	23,727	54,791	600,287	-	2,700	30,949	-	712,454
Balance - August 31, 2007	3,469,614	1,078,644	1,809,415	220,774	586,430	90,244	321	7,255,442
Balance - November 30, 2007	$ 3,493,341	$ 1,133,435	$ 2,409,702	$ 220,774	$ 589,130	$ 121,193	$ 321	$ 7,967,896

3. Share Capital

a) Issued and Outstanding:

	Number		Amount
Common Shares			
Balance - August 31, 2007	52,128,123	$	25,645,316
Issued pursuant to: private placement	10,360,000		15,248,752
exercise of warrants	556,125		501,385
exercise of options	200,000		194,695
Commission and advisory fees paid	-		(1,013,076)
Commission - agents' compensation options issued (note 3(a)(i))	-		(384,597)
Issuance costs paid	-		(211,525)
Tax effect on issuance of flow-through shares	-		(1,373,500)
Balance - November 30, 2007	63,244,248	$	38,607,450
Warrants			
Balance - August 31, 2007	1,489,125	$	338,342
Issued pursuant to private placement	3,805,000		1,634,248
Exercised	(556,125)		(145,516)
Cancelled/Expired	-		-
Commission and advisory fees paid	-		(108,574)
Commission - agents' compensation options issued (note 3(a)(i))	-		(41,123)
Issuance costs paid	-		(22,670)
Balance - November 30, 2007	4,738,000		1,654,707
Stock Options			
Balance - August 31, 2007	3,900,000	$	927,002
Granted to employees, directors and officers	225,000		-
Granted to consultants	-		-
Exercised	(200,000)		(98,695)
Cancelled/Expired	-		-
Option values recognized relating to previous options grants	-		142,685
Balance - November 30, 2007	3,925,000	$	970,992
Agents' Compensation Options			
Balance - August 31, 2007	-	$	-
Granted to agents (note 3(a)(i))	725,000		425,720
Balance - November 30, 2007	725,000	$	425,720
		$	41,658,869

3. Share Capital (continued)

During the three months ended November 30, 2007, the Company:

i) completed a private placement (the "Offering") and issued 7,610,000 units (the "Units") at a price of $1.55 per Unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

The estimated fair market value of the warrants totaled $1,634,248 and this amount has been allocated to the warrant component of the Units.

In consideration for the services of the agents of the Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Units (the "Agents' Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

The estimated fair value of the Agents' Compensation Options totaled $425,720.

The Company also paid other cash issuance costs of $234,195 in connection with the Offering.

The total transaction costs of $1,781,565 (including cash commissions and advisory fees, the estimated fair value of the Agents' Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based the fair values of the common shares and the warrants.

ii) issued 556,125 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $355,869. The estimated fair value at issuance of these warrants was $145,516, and this amount has been added to the recorded value of the issued shares.

iii) issued 200,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $96,000. The estimated fair value at issuance of these options was $98,695, and this amount has been added to the recorded value of the issued shares.

b) Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

3. Share Capital (continued)

c) Warrants

As at November 30, 2007 the following warrants were issued and outstanding:

i) 662,500 non-flow-through warrants entitling the holders to purchase one common share at $1.35 per share, expiring December 28, 2007;

ii) 270,500 non-flow-through warrants entitling the holders to purchase one common share at $0.55 per share, expiring January 21, 2008; and

iii) 3,805,000 non-flow-through warrants entitling the holders to purchase one common share at $2.00 per share, expiring May 22, 2009.

During the three months ended November 30, 2007, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2007	1,489,125	$ 0.94
Issued	3,805,000	2.00
Exercised	(556,125)	0.64
Expired/Cancelled	-	-
Balance - November 30, 2007	4,738,000	$ 1.83

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 6,000,000 common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally vest over a period of one to four years, and have a maximum term of 5 years.

3. **Share Capital** (continued)

During the three months ended November 30, 2007, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2007	3,900,000	$ 0.91
Granted	225,000	1.82
Exercised	(200,000)	0.48
Expired/Cancelled	-	-
Outstanding - November 30, 2007	3,925,000	$ 0.99
Vested - November 30, 2007	2,112,500	$ 0.56

During the three months ended November 30, 2007, the Company granted 175,000 stock options to the newly appointed director of Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.82 per share until November 27, 2012. The estimated fair value of these options was $254,948 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.

During the three months ended November 30, 2007, the Company recorded stock-based compensation expense of $142,685 related to stock options with graded vesting schedules earned during the quarter.

The fair value of stock options to employees and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.84%
Expected life	3.5 years
Expected volatility	75%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

3. Share Capital (continued)

As at November 30, 2007, the following options were vested and outstanding:

Option Price	Number of Options Unvested	Number of Options Vested	Weighted Average Remaining Contractual Life
$ 1.82	225,000	-	5.0 years
$ 1.80	250,000	-	4.7 years
$ 1.61	712,500	62,500	3.6 years
$ 1.30	25,000	75,000	1.2 years
$ 1.20	250,000	-	4.1 years
$ 1.08	-	150,000	3.5 years
$ 0.98	350,000	50,000	4.1 years
$ 0.80	-	400,000	3.1 years
$ 0.69	-	200,000	3.3 years
$ 0.48	-	225,000	3.0 years
$ 0.25	-	502,500	1.2 years
$ 0.20	-	447,500	0.4 years
	1,812,500	2,112,500	

e) Agents' Compensation Options

As at November 30, 2007, the Company had 725,000 Agents' Compensation Options issued and outstanding. Each Agent's Compensation Option entitles the agent holder to purchase one Unit at a price of $1.55 per Unit, exercisable until November 22, 2009. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009. No warrants will be issued upon any exercise of the Agents' Compensation Options after May 22, 2009.

4. Contributed Surplus

Contributed surplus consists of expired warrants and options. The changes in contributed surplus during the three months ended November 30, 2007 are summarized as follows:

Balance - August 31, 2007	$ 38,376
Expired warrants	-
Options cancelled/expired	-
Balance - November 30, 2007	$ 38,376

5. Future Income Tax Recoveries

During the three months ended November 30, 2007, the Company issued 2,750,000 flow-through common shares for gross proceeds of $5,087,500. Pursuant to the share subscription agreements, the Company is required to incur Canadian exploration expenses ("CEE") equal to the gross proceeds amount and renounce the related CEE to the investors with the effective date of no later than December 31, 2007. The renunciation will reduce the Company's future income tax assets by $1,373,500. The Company accordingly reduced the share capital by the tax effect of $1,373,500 at issuance. However, as the Company has not recognized its future income tax assets, the $1,373,500 is recorded as a future income tax recovery on the statement of operations.

6. Related Party Transactions

During the three months ended November 30, 2007, the Company:

a) incurred consulting fees of $7,000 with an officer and director, which were deferred as resource property costs. As at November 30, 2007, accounts payable included $7,616 payable to this officer and director;

b) incurred accounting fees of $15,000 with an accounting firm in which an officer is the principal. As at November 30, 2007, accounts payable included $31,656 payable to this accounting firm;

c) incurred consulting fees of $30,800 with a company owned by an officer of the Company, which were deferred as resource property costs. As at November 30, 2007, accounts payable included $12,985 payable to this company; and

d) issued 75,000 flow-through common shares to directors and officers pursuant to a private placement as described in note 3(a).

7. Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

7. Recent Accounting Pronouncements (continued)

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required that will enable the users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company does not expect the adoption of this standard to have a material impact on presentation in its financial statements.

International Financial Reporting Standards

The CICA plans to converge Canadian Generally Accepted Accounting Principles with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

8. Subsequent Events

Subsequent to the three months ended November 30, 2007:

a) the Company issued 858,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $961,900;

b) the Company issued 100,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $80,000; and

c) 75,000 (50,000 with an exercise price of $1.35 and 25,000 with an exercise price of $0.55) of the Company's common share purchase warrants expired unexercised.

No. 82-4427

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
For the three months ended November 30, 2007

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the three months ended November 30, 2007. The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***January 28, 2008***.

Nature of Business and Overall Performance

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and minerals including calcium feldspar, lithium, tantalum, cesium, beryllium, indium, gallium, yttrium and the rare earth elements ("**REEs**"). By definition, "rare earth elements" refers specifically to the lanthanide series of elements (atomic numbers 57 – 71), whereas the term "rare metals" is a more general "umbrella" term that includes the REEs as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its eight mineral resource properties. Four of the six active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged. Two other projects (Red Hill and U6 Savant) are gold or base metal properties and are at an early stage where drilling is required to delineate resources.

Bulk sampling programs to supply product samples to potential customers and secure long-term supply contracts are in progress on both the Warren Township and Separation Rapids projects. A Preliminary Economic Assessment ("PEA") on the REE development potential at Thor Lake project was completed in 2007 and with additional detailed drilling and metallurgical studies on the Lake Zone REE deposit, the project will be advanced to the Pre-feasibility level of analysis in 2008.

Markets for mineral commodities in general have continued to strengthen over the past three years in response to rising demand from Asia and tightening supplies. Some of the strongest demand growth has been for rare metals such as the REEs for applications created by new

technological advances particularly in the automotive, electronics and alternative energy fields. This also applies to the Company's lithium mineral product from the Separation Rapids project and the Company's calcium feldspar product from Warren Township. The demand for these products is being driven in part by the need for reducing consumption of fossil fuels and lowering greenhouse gas emissions.

Increased media attention on the rare metals and their growing importance in modern society has helped create new investor interest in companies like Avalon, resulting in continued strength in the Company's share price and improved access to capital to fund exploration and development programs throughout 2007. This culminated in a successful $16.8 million equity financing being completed on November 22, 2007. The Company is now well funded and does not expect that the recent volatility in the capital markets will have a significant impact on its operations.

Developing the Company's advanced rare minerals and rare metals projects to production and cash flow remains management's top priority, with Thor Lake being the highest priority project due to the exceptional quality of the REE resource now recognized there. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2007	2006	2005
	$	$	$
Net revenues	92,446	87,588	414
Loss before discontinued operations and extraordinary items	903,019	1,287,581	472,733
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.02	0.03	0.01
Net loss	903,019	1,287,581	472,733
Net loss, per share basic and fully diluted	0.02	0.03	0.01
Total assets	9,130,719	6,930,933	4,311,718
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended November 30, 2007 totalled $712,454, a 148% increase over the level of expenditures in the comparable period of the previous fiscal year ($331,700). Most of these expenditures were incurred on the Thor Lake rare metals project (84%) with the balance being largely incurred on the Warren Township, East Kemptville, and Separation Rapids projects. The expenditures on Thor Lake and East Kemptville were largely funded from the proceeds of the flow-through private placement financing completed in December, 2006 while the expenditures on Warren Township and Separation Rapids were funded from working capital generated from the exercise of share purchase warrants and incentive stock options over the past 12 months. No properties were abandoned during the quarter and no expenditures were written off.

Thor Lake

On the Thor Lake rare metals project, expenditures during the three months ended November 30, 2007 totalled $600,287. Most of these expenditures were incurred on the Phase 1 detailed drilling program on the Lake Zone REE deposit which was completed on October 15, 2007. Expenditures for the calendar 2007 work program totalled $1.18 million compared to the $1.1 million program budget. Cost overruns were incurred due to frequent equipment breakdowns during the drilling program. In total the Company drilled 2511 metres over 16 holes, of which three were abandoned short of the target depth. The completed metreage fell short of the 3,000 metres originally planned due to the early onset of winter conditions. Expenditures of $18,751 were incurred for community consultation, environmental, permitting and regulatory compliance, while $63,562 was incurred for geological consulting work done in support of the drilling program.

Assay results from seven of the 13 completed holes had been received by early January and were disclosed to the public in a news release dated January 8, 2008. The results were considered very encouraging as they confirmed the presence of several 4 to 23 metre wide intervals of relatively high grade REE mineralization, within a broad mineralized envelope averaging over 100 metres in thickness. Several intersections of up to 21.8 metres averaged in excess of 2%TREO (Total rare earth oxides calculated as the arithmetic sum of all 14 REE plus yttrium).

Of greater significance is the confirmation of a relatively high proportion of the heavy rare earth elements Europium through Lutetium ("HREE") in the Lake Zone mineralization. The content of HREO (Heavy Rare Earth Oxides) as a percentage of TREO ranges from 7.9% to 17.2% over the entire mineralized envelope and selected sub-intervals average as high as 30.9% HREO over 4.0 metres. By comparison, most known rare earth deposits are dominated by the light rare earths and typically contain less than 3% HREO. The heavy rare earth elements such as Terbium, Europium and Dysprosium are much more valuable than the light rare earths and the higher relative concentrations of these elements translates into a higher unit value per tonne of rock.

The Lake Zone mineralization is also enriched in neodymium a light rare earth in high demand for high intensity magnets as well as several other rare metals such as tantalum, niobium, zirconium, hafnium and gallium that represent potentially valuable by-products if recoverable. Drilling operations were carried out under the direct supervision of J.C. Pedersen, P.Geo., and Dr. D.L. Trueman, P.Geo., under the overall direction of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo.

A budget of $5.0 million has been established for the Thor Lake project for the 2008 calendar year. This program will include further definition drilling on the Lake Zone deposit estimated at 8,000-10,000 metres in 50-60 holes, mineralogical and metallurgical studies to define a process

flowsheet to recover the REE mineralization as well as community consultation and environmental work. This program will be funded with the flow-through portion of the proceeds from the brokered private placement completed during the quarter. The second phase drilling program is set to begin towards the end of January, 2008 with the initial holes all planned to test the lake-covered parts of the zone once ice thicknesses are sufficient to support the drill. The results of the second phase drilling program will lead to a new resource estimate which combined with the results of the metallurgical work, will provide all the data required for completion of a pre-feasibility study on the deposit later in 2008.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. This has resulted in First Nations in the NWT praising the level of community engagement, in good reports from government land use inspectors with respect to environment practice and some 11,000 person hours of work, accident-free in 2007.

Warren Township

Expenditures of $54,791 were incurred on the Warren Township anorthosite project during the three months ended November 30, 2007. These were entirely related to the large scale bulk sampling program initiated in January, 2007. This program was successful in delivering a 460 ton product sample to the customer, a major North American glass manufacturer. The material was used in a furnace trial to evaluate its performance as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of furnace greenhouse gas emissions. If the results are positive and the project's economics are confirmed as attractive, then a supply contract would be negotiated. Full analysis of the results of the trial and long term supply decisions from the customer had not yet been received as at the date of this report. Receipt of this information is expected during the second quarter.

Frequent equipment breakdowns at the contract process facility delayed production and resulted in significant cost overruns. Total direct program costs, net of recoveries from the customer, were $918,204 an amount which is nearly double original expenditure forecasts. The project is being managed by Donald Hains, P.Geo., under the direction of Ian London, P.Eng., Vice President, Corporate Development.

In anticipation of a successful result to the trial, the Company has submitted its application for a production permit under the *Aggregate Resources Act* of Ontario and continues with its on-going environmental assessment and community consultation work which are integral to the Company's business practice. If the Company enters into a supply contract with the customer, then construction of a small quarrying operation and process plant would begin in 2008, once project financing is in place. Preliminary estimates indicate capital costs of less than $10 million to build a facility with a production capability of 100,000 tonnes per year.

Separation Rapids

During the three months ended November 30, 2007, the Company incurred $23,727 in expenditures on the Separation Rapids Lithium -Tantalum Project. These costs were related to an ongoing research project to investigate the potential application of hydrometallurgical extraction technology to recover a lithium product suitable for the rapidly growing lithium ion battery market and engineering related to anticipated future bulk sampling work This involved preliminary pit design work carried out by Wardrop Engineering.

The metallurgical research work is being carried out at SGS Lakefield Research under the supervision of Ian London, P.Eng. Such technology has been successfully applied to other lithium minerals and initial literature research indicates this technology should be effective with

the petalite that is the dominant lithium mineral at Separation Rapids. A positive result would lead to a preliminary economic assessment of developing the project as a lithium chemicals producer.

The Company continues to receive periodic expressions of interest in its lithium minerals product and has delivered several small test samples to potential customers over the year. One such lead appears to hold significant promise as a potential large volume customer while an earlier lead based on a new composite application appears to have failed due to the inability of the customer to secure development financing. Increasing interest in lithium additions to various glass and ceramic formulations has motivated the Company to increase its product marketing efforts to the glass and ceramics sector in 2008 and a preliminary budget of $50,000 has been established for this purpose

East Kemptville

During the three months ended November 30, 2007, the Company incurred expenditures totalling $30,949 on the East Kemptville rare metals project in Yarmouth Co., Nova Scotia, mainly for geological compilation work. The geological compilation work is being done by Hudgetec Consulting Ltd. (Bruce Hudgins, P.Geo.) of Dartmouth, N.S. ("Hudgetec").

During the quarter, Hudgetec produced an interim report on the results of the compilation to date which was filed for assessment purposes. Additional analytical data is awaited before the resource estimate is completed. The expenditures to date are sufficient to meet the Company's obligations under the Special Licence to maintain title in good standing until at least August 1, 2008. After this date, the Company will be required to have incurred cumulative expenditures of $300,000, or an additional $180,000 over and above expenditures to date of $121,193. The Company is now planning to complete a Preliminary Economic Assessment of the tin-rare metals resource on the East Kemptville Special Licence at an estimated cost of $200,000 to satisfy this obligation. This will be based on the resource calculated from historical drilling data supplemented by additional assaying for rare metals to be carried out on all available archived drill cores. This will be funded from the flow-through component of the recent private placement.

Compilation work has been initiated on the new claims staked to cover additional potential tin-rare metal targets located peripheral to the East Kemptville project special licence. The compilation work has identified a number of interesting targets which will be followed up in 2008.

Red Hill & U6 Savant

Expenditures on the Red Hill project during the three months ended November 30, 2007 totalled $2,700 for some geological consulting work.

A 43-101 compliant technical report compiling all the results of the Company's 2005 and 2006 drilling programs is in preparation. Cumulative eligible expenditures on the project to November 30, 2007 totalled $621,808, sufficient to maintain the option agreement with Teck Cominco Limited in good standing through 2008. Approximately $600,000 in additional expenditures will be required on the property before December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.

There was no work conducted on the U6 Savant gold project during the quarter. Management continues to look for potential partners to advance both of these projects in order to continue to focus resources on the Company's priority rare metals projects.

Administration

Administrative expenses incurred during the three months ended November 30, 2007 totalled $488,962 a 20% increase over the amount incurred during the comparable quarter in fiscal 2007 despite a $75,225 reduction in costs attributable to stock-based compensation. The main areas of increased administrative expenditures were public and investor relations and travel both because of an accelerated marketing campaign in conjunction with the Company's equity financing completed during the quarter. The $75,225 decrease in stock-based compensation expense was primarily a result of the adoption of the practice for new option grants to directors, officers and employees to vest over four years rather than immediately, which results in the fair value of these options being expensed over the vesting period.

Interest and financing costs of $7,738 related primarily to Part XII.6 interest payable on the unspent portion of flow-through funds after February 28, 2007. Increased cash balances in the Company's bank accounts resulted in increased interest income of $22,399 for the three month period compared with $18,731 for the comparable period in fiscal 2007.

Expenditures on public and investor relations activities for the three months ended November 30, 2007 totalled $85,521, a 45% increase over the comparable period in fiscal 2007. This reflects the expansion of the Company's investor relations programs ("IR") as a part of an overall effort to increase the Company's profile in the marketplace and attract new institutional investors. The effort paid off with the completion of a $16.8 million brokered private placement that included participation from a number of institutional investors introduced to the Company earlier in the year.

The main area of increased IR expenditures during the three months ended November 30, 2007 was in the production of a professional audio visual animation/video product by Silverpoint Media Inc. of Markham, ON focusing on the Thor Lake project. This product was prepared both for IR and community consultation purposes.

The institutional marketing was co-ordinated by O & M Partners, the Company's U.S. IR consultants who were retained under a 12 month contract. This contract was renewed during the quarter for another 12 months. During the three months ended November 30, 2007, the Company continued its marketing efforts to international institutional investors through a series of meetings in London, Geneva, Zurich, Boston and New York.

In addition to the services provided by O & M, the Company continues to retain Northern Geotech Services on an intermittent basis to provide periodic telephone updates to shareholders and assist with trade show presentations. The Company participated in two such shows during the quarter, one in Denver and one in Toronto.

Rent and utilities increased to $25,959 from $4,738 in the same quarter in fiscal 2007, reflecting the increased costs of the company's new office space, which is approximately 1,800 square feet compared to its prior location in which it had only 300 square feet. This increase in space was necessary to accommodate the additional staff hired in 2007. Salaries and benefits also reflect this increase, $108,600 compared to $66,261 in 2007, reflecting the addition of our Corporate Secretary and an administrative assistant. Professional fees also increased by $13,567 related to the additional outsourced accounting services associated with the Company's brokered private placement.

During the three months ended November 30, 2007, the Company committed to renounce Canadian exploration expenditures of $5,087,500 to the investors in the flow-through private placement completed in November, 2007. This renunciation will result in a reduction of the Company's future income tax assets of $1,373,500 and a corresponding reduction in share capital.

However, as the Company has not recognized its future income tax assets, the $1,373,500 is recorded as a future income tax recovery on the statement of operations.

During the quarter (on November 27, 2007), the Company announced the appointment of Mr. Peter McCarter to the Board of Directors. Mr. McCarter was Executive Vice-President, Corporate Affairs, Secretary and a director of Aur Resources Inc. prior to its acquisition this year by Teck Cominco Limited. Prior to joining Aur Resources in 1989, Mr. McCarter practiced law at the Toronto law firm of Aird & Berlis from 1978-1989, specializing in corporate, securities and resource law. He is a graduate of the University of Toronto (B.A., 1974) and York University (Osgoode Hall) where he obtained his LL.B and M.B.A degrees in 1978. Mr. McCarter is also a director of Thundermin Resources Inc. and has periodically served on committees to the Ontario Securities Commission and the Toronto Stock Exchange.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2008	2007				2006		
For the Quarters Ended	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28
	$	$	$	$	$	$	$	$
Net revenues	22,399	21,066	28,502	24,147	18,731	20,989	23,512	43,060
Income (loss) before discontinued operations and extraordinary items	906,937	(445,335)	184,396	(251,702)	(390,378)	(403,069)	(450,834)	(230,395)
Income (loss) before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	(0.01)	-	-	(0.01)	(0.01)	(0.01)	-
Net income (loss)	906,937	(445,335)	184,396	(251,702)	(390,378)	(403,069)	(450,834)	(230,395)
Net income (loss), per share, basic and fully diluted	0.02	(0.01)	-	-	(0.01)	(0.01)	(0.01)	-

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2009 at the earliest.

During the quarter, the Company completed a brokered private placement, resulting in net proceeds of $15,527,155 as more fully described under 'Share Capital".

As at November 30, 2007, the Company had working capital of $16,119,071 (including investments of $3,044) and cash and cash equivalents on hand of $16,332,078.

The Company's current burn rate, excluding expenditures on work programs, is approximately $120,000 per month. As at the date of this report, the Company's current planned expenditures on its 2008 work programs total approximately $5,500,000 which consist of Thor Lake ($5,000,000), Warren Township ($50,000), Separation Rapids ($250,000) and East Kemptville ($200,000), although formal work program budgets have yet to be finalized.

The Company's present cash resources are sufficient to meet all of its current contractual obligations for at least the next twenty four months. The flow-through financing will be used to fund the planned work programs on the Thor Lake project. The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $15,422.

Under the terms of the East Kemptville Special Licence, the Company has optional expenditure obligations totalling $2.5 million over three years of which $50,000 was to be incurred by August 1, 2007, an obligation which has been met. Approximately $300,000 in total expenditures are required before August 31, 2008, under the terms of the Special Licence, of which approximately $120,000 has been spent. The Red Hill and U6 Savant properties are held under option from Teck Cominco Limited and both agreements are currently in good standing until December 31, 2008. Further expenditures totalling approximately $900,000 on the two properties combined are required by December 31, 2008 to exercise the options to acquire 100% interests in each of the two properties The Company has the funds available to do this work if it so desires, but it is management's intention to seek partners to continue advancing these projects in 2008.

The private placement completed during the quarter has given the Company the flexibility to look at opportunities for acquisition of new assets to build on the Company's existing rare metals portfolio. A joint venture with an industry partner or end-user remains an attractive alternative for financing the more advanced stages in the development of the Company's four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, and Warren Township projects, when capital requirements become relatively large.

Off Balance Sheet Arrangements

As at November 30, 2007, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the three months ended November 30, 2007, the Company:

a) incurred consulting fees of $7,000 with an officer and director, which were deferred as resource property costs. As at November 30, 2007, accounts payable included $7,616 payable to this officer and director;

b) incurred accounting fees of $15,000 with an accounting firm in which an officer is the principal. As at November 30, 2007, accounts payable included $31,656 payable to this accounting firm;

c) incurred consulting fees of $30,800 with a company owned by an officer of the Company, which were deferred as resource property costs. As at November 30, 2007, accounts payable included $12,985 payable to this company; and

d) issued 75,000 flow-through common shares to directors and officers pursuant to a private placement described under "Outstanding Share Data".

Proposed Transactions

With six active projects and limited human resources, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time and there are no proposals for new projects under active consideration. However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. The Company does not plan any equity offerings in the foreseeable future.

Changes in Accounting Policies Including Initial Adoption

On September 1, 2007 the Company adopted the new recommendations of the CICA's Handbook Section 1506, "Accounting Changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financials statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes, and the required additional disclosure on Recent Accounting Pronouncements is disclosed in the notes to the interim financial statements

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, investments available for sale, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values. Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate using existing funds to put any of its resources interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended November 30, 2007.

Outstanding Share Data

During the three months ended November 30, 2007, the Company:

i) completed a private placement (the "Offering") and issued 7,610,000 units (the "Units") at a price of $1.55 per unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

   The estimated fair market value of the warrants totalled $1,634,248 and this amount has been allocated to the warrant component of the Units.

   In consideration for the services of the agents of the Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Units (the "Agent's Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

   The estimated fair value of the Agent's Compensation Options totalled $649,347.

   The Company also paid other cash issuance costs of $234,195 in connection with the Offering.

   The total transaction costs of $2,005,192 (including cash commissions and advisory fees, the estimated fair value of the Agent's Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based the fair market values of the common shares and the warrants.

ii) issued 556,125 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $355,869.

The estimated fair value at issuance of these options was $145,516, and this amount has been added to the recorded value of the issued shares.

iii) issued 200,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $96,000. The estimated fair value at issuance of these options was $98,695, and this amount has been added to the recorded value of the issued shares.

iv) granted 175,000 stock options to the newly appointed director of Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.82 per share until November 27, 2012. The estimated fair value of these options was $254,948 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.

Subsequent to the end of the quarter:

i) the Company issued 858,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $961,900.

ii) the Company issued 100,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $80,000.

iii) 75,000 (50,000 with an exercise price of $1.35 and 25,000 with an exercise price of $0.55) of the Company's common share purchase warrants expired unexercised.

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at the date of this report, the Company had 64,202,248 common shares issued and outstanding.

b) Warrants

As at the date of this report, the Company had an aggregate of 3,805,000 warrants outstanding with a weighted average exercise price of $2.00.

c) Options

As at the date of this report, the Company had an aggregate of 3,825,000 incentive stock options outstanding with a weighted average exercise price of $0.99. As described above, the Company also had Agent's Compensation Options outstanding to purchase up to 725,000 Units at a price of $1.55 per Unit, exercisable until November 22, 2009.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

Form 52-109F2 ***Certification of Interim Filings***

I, Donald S. Bubar, Chief Executive Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

January 28, 2008

(signed) "Donald S. Bubar"
Donald S. Bubar
Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I, R. James Andersen, Chief Financial Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

January 28, 2008

(signed) "R. James Andersen"
R. James Andersen
Chief Financial Officer

END